Filed Pursuant to Rule 424(b)(5)
Registration No. 333-135112

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and accompanying base prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated September 26, 2006

PROSPECTUS SUPPLEMENT

(To prospectus dated June 19, 2006)

$

2006 Series B Enhanced Junior Subordinated Notes Due 2066

Dominion Resources, Inc.

The Enhanced Junior Subordinated Notes (the Junior Subordinated Notes) will bear interest at         % per year until                     , 2011. During this period, we will pay interest on the Junior Subordinated Notes on                      and                      of each year, beginning                     , 2006. Beginning                     , 2011, the Junior Subordinated Notes will bear interest at the Three-Month LIBOR Rate plus              basis points (            %), reset quarterly, payable on                 ,                 ,                  and                  of each year, beginning                     , 2011. The Junior Subordinated Notes will mature on                 , 2066.

We may defer interest payments on the Junior Subordinated Notes on one or more occasions for up to 10 consecutive years as described in this prospectus supplement. Deferred interest payments will accumulate additional interest at a rate equal to the interest rate then applicable to the Junior Subordinated Notes, to the extent permitted by law.

We may redeem the Junior Subordinated Notes in whole or in part on or after                 , 2011; in whole before                 , 2011 if certain changes occur in tax laws; or in whole or in part before                     , 2011 at the redemption prices described in this prospectus supplement, plus accrued interest.

We will not make application to list the Junior Subordinated Notes on any national securities exchange or to include them in any automated quotation system.

Investing in the Junior Subordinated Notes involves risks. For a description of these risks, see “Risk Factors” beginning on page S-10.

	Public Offering Price (1)		Underwriting Discount		Proceeds to Company Before Expenses
Per Junior Subordinated Note		%		%		%
Total	$		$		$

(1)	Plus accrued interest from , 2006, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying base prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Junior Subordinated Notes will be ready for delivery in book-entry only form through The Depository Trust Company on or about                 , 2006.

Joint Book-Running Managers and Co-Structuring Agents

Lehman Brothers	Morgan Stanley

Joint Book-Running Managers

Goldman, Sachs & Co.	Merrill Lynch & Co.	Wachovia Securities

Barclays Capital	Citigroup	JPMorgan

The date of this prospectus supplement is                 , 2006.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of the Junior Subordinated Notes and certain other matters relating to us and our financial condition. The second part, the accompanying base prospectus, gives more general information about the Junior Subordinated Notes we may offer from time to time, some of which does not apply to the Junior Subordinated Notes we are offering at this time. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. To the extent the description of the Junior Subordinated Notes in the prospectus supplement differs from the description of the Junior Subordinated Notes in the accompanying base prospectus, you should only rely on the information in the prospectus supplement.

You should rely only on the information contained in this document or to which this document refers you, or in other offering materials filed by us with the Securities and Exchange Commission (SEC). We have not authorized anyone, and we have not authorized the underwriters to authorize anyone, to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This document may only be used where it is legal to sell these securities. The information which appears in this document and which is incorporated by reference in this document may only be accurate as of the date of this prospectus supplement or the date of the document in which incorporated information appears. Our business, financial condition, results of operations and prospects may have changed since the date of that information.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our file number with the SEC is 001-08489. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also read and copy these documents at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and information that we file later with the SEC will automatically update or supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the Exchange Act), until such time as all of the securities covered by this prospectus supplement have been sold:

•	Annual Report on Forms 10-K and
10-K/A for the year ended December 31, 2005;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006; and

•	Current Reports on Form 8-K, filed January 13, 2006, January 26, 2006, February 15, 2006, March 3, 2006, April 4, 2006 and June 22, 2006.

You may request a copy of these filings, at no cost, by writing or telephoning us at:

Corporate Secretary, Dominion Resources, Inc., 120 Tredegar Street, Richmond, Virginia 23219, Telephone (804) 819-2000.

FORWARD-LOOKING INFORMATION

We have included certain information in this prospectus supplement or other offering materials which is “forward-looking information” as defined by the Private Securities Litigation Reform Act of 1995. Examples include discussions as to our expectations, beliefs, plans, goals, objectives and future financial or other performance or assumptions concerning matters discussed in this prospectus. This information, by its nature, involves estimates, projections, forecasts and uncertainties that could cause actual results or outcomes to differ substantially from those expressed in the forward-looking statement.

Our business is influenced by many factors that are difficult to predict, involve uncertainties that may materially affect actual results and are often beyond our ability to control. We have identified a number of these factors in this prospectus supplement, under the heading “Risk Factors,” and we refer you to that discussion for further information. The factors include unusual weather conditions and their effect on energy sales to customers and energy commodity prices; extreme weather events, including hurricanes and winter storms, that can cause outages, production delays and property damage to our facilities; state and federal legislative and regulatory developments, including deregulation and changes in environmental and other laws and regulations to which we are subject; cost of environmental compliance; risks associated with the operation of nuclear facilities; fluctuations in energy-related commodity prices and the effect these could have on our earnings, liquidity position and the underlying value of our assets; counterparty credit risk; capital market conditions, including price risk due to marketable securities held as investments in nuclear decommissioning and benefit plan trusts; fluctuations in interest rates; changes in rating agency requirements or credit ratings and the effect on availability and cost of capital; changes in financial or regulatory accounting principles or policies imposed by governing bodies; employee workforce factors including collective bargaining agreements and labor negotiations with union employees; the risks of operating businesses in regulated industries that are subject to changing regulatory structures; changes in our ability to recover investments made under traditional regulation through rates; receipt of approvals for and timing of closing dates for acquisitions and divestitures; realization of expected business interruption insurance proceeds and decreased availability of business interruption and other insurance on commercially reasonable terms; transitional issues related to the transfer of control over our electric transmission facilities to a regional transmission organization; political and economic conditions, including the threat of domestic terrorism, inflation and deflation; and completing the divestiture of investments held by our financial services subsidiary, Dominion Capital, Inc.

Any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made.

PROSPECTUS SUPPLEMENT SUMMARY

In this prospectus supplement, unless otherwise indicated or the context otherwise requires, the words “Dominion,” “Company,” “we,” “our” and “us” refer to Dominion Resources, Inc., a Virginia corporation, and its subsidiaries and predecessors.

The following summary contains basic information about this offering. It may not contain all the information that is important to you. The SPECIFIC TERMS OF THE JUNIOR SUBORDINATED NOTES section of this prospectus supplement and the DESCRIPTION OF THE JUNIOR SUBORDINATED NOTES section of the accompanying base prospectus contain more detailed information regarding the terms and conditions of the Junior Subordinated Notes. The following summary is qualified in its entirety by reference to the more detailed information appearing elsewhere in this prospectus supplement and in the accompanying base prospectus.

DOMINION

Dominion is a fully integrated gas and electric energy holding company headquartered in Richmond, Virginia. As of June 30, 2006, we had approximately $50.7 billion in assets.

We manage our operations through four primary business lines that integrate our electric and gas services, streamline operations, and position us for long-term growth in the competitive marketplace:

Dominion Delivery—Dominion Delivery manages our regulated electric and gas distribution systems serving approximately 4.0 million customer accounts and our customer service operations. Our electric distribution operations serve residential, commercial, industrial and governmental customers in Virginia and northeastern North Carolina. Gas distribution operations serve residential, commercial and industrial gas sales and transportation customers in Ohio, Pennsylvania and West Virginia. Dominion Delivery also operates our nonregulated retail energy marketing business serving approximately 1.4 million customer accounts in the Northeast, Mid-Atlantic and Midwest and manages more than 200 billion cubic feet of natural gas storage in Ohio and Pennsylvania. In March 2006, we agreed to sell our regulated gas distribution systems in Pennsylvania and West Virginia including approximately 500,000 customer accounts. We expect to close the transaction in the first quarter of 2007.

Dominion Energy—Dominion Energy manages our approximately 7,800 miles of gas transmission pipeline, our 6,000 miles of electric transmission lines and a 750 billion cubic foot natural gas storage network. Dominion Energy also operates our Cove Point, Maryland liquefied natural gas facility. It oversees certain natural gas production located in the Appalachian Basin and producer services, including aggregation of gas supply, market-based services related to gas transportation and storage and associated gas trading.

Dominion Exploration & Production—Dominion Exploration & Production manages our onshore and offshore oil and gas exploration and production activities. With approximately 6.3 trillion cubic feet of proved natural gas reserves and, under normal conditions, approximately 1.1 billion cubic feet equivalent of daily production, Dominion Exploration & Production is one of the nation’s largest independent oil and gas operators. We operate offshore on the outer continental shelf and deepwater areas of the Gulf of Mexico and onshore in western Canada, the Appalachian Basin, the Permian Basin, the Mid-Continent Region and other selected regions in the continental United States.

Dominion Generation—Dominion Generation manages our approximately 28,100 megawatt portfolio of electric power generation and guides our generation growth strategy and energy trading and marketing activities associated with optimization of our generation assets. The generation mix is diversified and includes coal, nuclear, gas, oil, hydro and purchased power. Our electric generation operations currently focus on serving customers in the energy intensive Northeast, Mid-Atlantic and Midwest regions of the United States. Our generation facilities are located in Connecticut, Illinois, Indiana, Massachusetts, North Carolina, Ohio, Pennsylvania, Rhode Island, Virginia, West Virginia and Wisconsin.

Dominion’s address and telephone number are: 120 Tredegar Street, Richmond, Virginia 23219, Telephone (804) 819-2000.

Ratio of Earnings to Fixed Charges

6 Months Ended June 30, 2006	12 Months Ended June 30, 2006	Years Ended December 31,
		2005	2004	2003	2002	2001
2.53	2.08	2.29	2.78	2.29	2.82	1.82

THE OFFERING

The Junior Subordinated Notes

We are offering $                     aggregate principal amount of the Junior Subordinated Notes. The Junior Subordinated Notes will mature on                 , 2066.

The Junior Subordinated Notes will be issued under our Junior Subordinated Indenture II dated as of June 1, 2006 (Subordinated Indenture II) between us and JPMorgan Chase Bank, N.A., as Trustee (the Trustee), as supplemented by a Second Supplemental Indenture, dated as of             , 2006. The Junior Subordinated Notes will be represented by one or more global securities that will be deposited with and registered in the name of The Depository Trust Company, New York, New York (DTC) or its nominee. This means that you will not receive a certificate for your Junior Subordinated Notes but, instead, will hold your interest through DTC’s system.

Interest

Fixed Rate Period—The Junior Subordinated Notes will bear interest at         % per year from the date they are issued up to, but not including,                 , 2011 (the Fixed Rate Period). Subject to our right to defer interest payments described below, during the Fixed Rate Period interest is payable semi-annually in arrears on                      and                      of each year, beginning                     , 2006.

Floating Rate Period—The Junior Subordinated Notes will bear interest from                 , 2011 up to, but not including, the maturity date or earlier redemption date (the Floating Rate Period) at the Three-Month LIBOR Rate plus              basis points (            %), reset quarterly. Subject to our right to defer interest payments as described below, during the Floating Rate Period interest is payable quarterly in arrears on                 ,                 ,                 , and

                 of each year, beginning                 , 2011.

For a more complete description of interest payable on the Junior Subordinated Notes, see SPECIFIC TERMS OF THE JUNIOR SUBORDINATED NOTES—Interest.

Record Dates

So long as the Junior Subordinated Notes remain in book-entry only form, the record date for each interest payment date will be the business day before the applicable interest payment date.

If the Junior Subordinated Notes are not in book-entry only form, the record date for each interest payment date will be the fifteenth calendar day (whether or not a business day) before the applicable interest payment date.

Option to Defer Interest Payments

At our option, we may, on one or more occasions, defer payment of all or part of the current and accrued interest otherwise due on the Junior Subordinated Notes for a period of up to 10 consecutive years (each period, commencing on the date that the first such interest payment would otherwise have been made, an Optional Deferral Period). In other words, we may declare at our discretion up to a 10-year interest payment moratorium on the Junior Subordinated Notes and may choose to do that on more than one occasion. A deferral of interest payments may not extend beyond the maturity date of the Junior Subordinated Notes, and we may not begin a new Optional Deferral Period until we have paid all accrued interest on the Junior Subordinated Notes from the previous Optional Deferral Period.

Any deferred interest on the Junior Subordinated Notes will accrue additional interest at a rate equal to the interest rate then applicable to the Junior Subordinated Notes, to the extent permitted by applicable law. Once we pay all deferred interest payments on the Junior Subordinated Notes, including any additional interest accrued on the deferred interest, we can again defer interest payments on the Junior Subordinated Notes as described above, but not beyond the maturity date of the Junior Subordinated Notes.

We will provide to the Trustee written notice of any optional deferral of interest at least 10 and not more than 60 business days prior to the applicable interest payment date. The Subordinated Indenture II provides that this notice will be forwarded promptly by the Trustee to each holder of record of Junior Subordinated Notes.

Dividend Stopper; Other Limitations

Unless we have paid all accrued and payable interest on the Junior Subordinated Notes, we will not and our subsidiaries will not do any of the following, with certain limited exceptions:

•	declare or pay any dividends (other than dividends paid in stock) or distributions, or redeem, purchase, acquire, or make a liquidation payment on any of our capital stock;

•	make any payment of principal of or interest or premium, if any, on or repay, repurchase or redeem any of our debt securities that rank equally with or junior in interest to the Junior Subordinated Notes (including debt securities of other series issued under the Subordinated Indenture II); or

•	make any guarantee payments on any guarantee of debt securities if the guarantee ranks equally with or junior in interest to the Junior Subordinated Notes.

Redemption

We may redeem the Junior Subordinated Notes before their maturity at the redemption prices described in SPECIFIC TERMS OF THE JUNIOR SUBORDINATED NOTES—Redemption and —Right to Redeem at Make-Whole Amount, plus accrued and unpaid interest (i) in whole or in part on one or more occasions any time on or after                 , 2011, (ii) in whole, but not in part, before                 , 2011 upon the occurrence of a Tax Event (as defined below) or (iii) in whole or in part any time before                     , 2011. These circumstances are more fully described below under the caption SPECIFIC TERMS OF THE JUNIOR SUBORDINATED NOTES—Right to Redeem at Make-Whole Amount in this prospectus supplement.

Replacement Capital Covenant

Around the time of the initial issuance of the Junior Subordinated Notes, we will enter into a Replacement Capital Covenant (as described under CERTAIN TERMS OF THE REPLACEMENT CAPITAL COVENANT) in which we will covenant for the benefit of holders of a designated series of our indebtedness, other than the Junior Subordinated Notes, that we will not redeem or repurchase the Junior Subordinated Notes on or before                 , 2036, unless, subject to certain limitations, during the 180 days prior to the date of that redemption or repurchase we have received a specified amount of proceeds from the sale of qualifying securities that have equity-like characteristics that are the same as, or more equity-like than, the applicable characteristics of the Junior Subordinated Notes at that time. The Replacement Capital Covenant is not intended for the benefit of holders of the Junior Subordinated Notes and may not be enforced by them, and the Replacement Capital Covenant is not a term of the Subordinated Indenture II or the Junior Subordinated Notes.

Ranking

Our payment obligations under the Junior Subordinated Notes will be unsecured and will rank junior and be subordinated in right of payment and upon liquidation to all of our current and future indebtedness, except for other Junior Subordinated Notes we may issue in the future as described under the caption SPECIFIC TERMS OF THE JUNIOR SUBORDINATED NOTES—Ranking. However, the Junior Subordinated Notes will rank equally with our trade accounts payable and accrued liabilities arising in the ordinary course of business. As of June 30, 2006, we had approximately $8.68 billion of outstanding long-term debt on an unconsolidated basis (including securities due within one year and junior subordinated debentures issued under our Subordinated Indenture dated as of December 1, 1997 (Junior Subordinated Debentures)) that will be senior to the Junior Subordinated Notes.

As a holding company, our assets primarily consist of the equity securities of our subsidiaries. Holders of Junior Subordinated Notes will generally have a junior position to claims of creditors of our subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities, guarantee holders and any preferred stockholders.

There are no terms in the Subordinated Indenture II or the Junior Subordinated Notes that limit our ability or the ability of our subsidiaries to incur additional indebtedness, and we expect from time to time to incur additional indebtedness constituting senior indebtedness that will be senior to the Junior Subordinated Notes.

As of June 30, 2006, our subsidiary Virginia Electric and Power Company (Dominion Virginia Power) had approximately 2.59 million issued and outstanding shares of preferred stock. In addition to trade debt, many of our operating subsidiaries have ongoing corporate debt programs used to finance their business activities. As of June 30, 2006, our subsidiaries had approximately $9.30 billion of outstanding long-term debt (including securities due within one year).

Expected Ratings

We expect that the Junior Subordinated Notes will be rated         ,          and          by Moody’s Investors Service (Moody’s), Standard & Poor’s Ratings Services (Standard & Poor’s) and Fitch Ratings Ltd. (Fitch), respectively. Credit ratings are intended to provide banks and capital market participants with a framework for comparing the credit quality of securities and are not a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

U.S. Federal Income Tax Considerations

In connection with the issuance of the Junior Subordinated Notes, our counsel McGuireWoods LLP will render its opinion to us that, for United States federal income tax purposes, the Junior Subordinated Notes will be classified as indebtedness (although there is no controlling authority directly on point). This opinion is subject to certain customary conditions. See CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS.

Each purchaser of Junior Subordinated Notes agrees to treat them as indebtedness for all United States federal, state and local tax purposes. We intend to treat the Junior Subordinated Notes in the same manner.

If we elect to defer interest on the Junior Subordinated Notes, the holders of the Junior Subordinated Notes will be required to accrue income for United States federal income tax purposes in the amount of the accumulated interest payments on the Junior Subordinated Notes, in the form of original issue discount, even though cash interest payments are deferred and even though they may be cash basis taxpayers.

No Listing of Junior Subordinated Notes

We do not intend to apply for the listing of the Junior Subordinated Notes on any national securities exchange or for quotation of the Junior Subordinated Notes on any automated dealer quotation system.

Use of Proceeds

We intend to use the net proceeds from the sale of the Junior Subordinated Notes for general corporate purposes, including the repayment of trust preferred securities that we have called for redemption and short-term debt. See USE OF PROCEEDS on page S-18.

Risk Factors

See RISK FACTORS beginning on page S-10 for a discussion of factors you should carefully consider before deciding to invest in the Junior Subordinated Notes.

RISK FACTORS

An investment in Junior Subordinated Notes involves a number of risks. Before deciding to buy any Junior Subordinated Notes, you should carefully consider the following information, together with the other information in this prospectus supplement, the accompanying base prospectus and the documents that are incorporated by reference in this prospectus supplement about risks concerning an investment in Junior Subordinated Notes.

Risks Related to the Junior Subordinated Notes

We may elect to defer interest payments on the Junior Subordinated Notes at our option for one or more periods of up to 10 years. We may elect at our option to defer payment of all or part of the current and accrued interest otherwise due on the Junior Subordinated Notes for one or more periods of up to 10 consecutive years, as described in this prospectus supplement under SPECIFIC TERMS OF THE JUNIOR SUBORDINATED NOTES—Option to Defer Interest Payments.

We are not permitted to pay current interest on the Junior Subordinated Notes until we have paid all outstanding deferred interest, and this could have the effect of extending interest deferral periods. During an Optional Deferral Period of less than 10 years, we will be prohibited from paying current interest on the Junior Subordinated Notes until we have paid all accrued and unpaid deferred interest. As a result, we may not be able to pay current interest on the Junior Subordinated Notes if we do not have available funds to pay all accrued and unpaid interest.

The Junior Subordinated Notes are effectively subordinated to substantially all of our other debt, including the debt of our subsidiaries. Our obligations under the Junior Subordinated Notes are subordinate and junior in right of payment to all of our other indebtedness, except any indebtedness that by its terms is subordinated to, or ranks on an equal basis with, the Junior Subordinated Notes. This means that we cannot make any payments on the Junior Subordinated Notes if we default on a payment of any of our other indebtedness and do not cure the default within the applicable grace period, if the holders of all of our other indebtedness have the right to accelerate the maturity of all of our other indebtedness and request that we cease payments on the Junior Subordinated Notes or if the terms of all of our other indebtedness otherwise restrict us from making payments to junior creditors.

Due to the subordination provisions described in SPECIFIC TERMS OF THE JUNIOR SUBORDINATED NOTES —Ranking below and DESCRIPTION OF THE JUNIOR SUBORDINATED NOTES—General in the accompanying base prospectus, in the event of our insolvency, funds which we would otherwise use to pay the holders of the Junior Subordinated Notes will be used to pay the holders of all of our other indebtedness to the extent necessary to pay all of our other indebtedness in full. As a result of those payments, our general creditors may recover less, ratably, than the holders of all of our other indebtedness and these general creditors may recover more, ratably, than the holders of the Junior Subordinated Notes. In addition, the holders of all of our other indebtedness may, under certain circumstances, restrict or prohibit us from making payments on the Junior Subordinated Notes.

Holders of Junior Subordinated Notes will generally have a junior position to claims of creditors of our subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities, guarantee holders and any preferred stockholders. In addition to trade debt, many of our operating subsidiaries have ongoing corporate debt programs used to finance their business activities. All of this corporate debt will be effectively senior to the Junior Subordinated Notes.

There are no terms in the Subordinated Indenture II or the Junior Subordinated Notes that limit our ability or our subsidiaries’ ability to incur additional indebtedness, and we expect both from time to time to incur additional indebtedness that will be senior to the Junior Subordinated Notes.

We are a holding company, and payments on the Junior Subordinated Notes will only be made from our earnings and assets, and not those of our subsidiaries. We are a holding company that conducts substantially all of our operations through our subsidiaries. Therefore, our ability to meet our obligations for payment of interest and principal on outstanding debt obligations and to pay dividends to shareholders and corporate expenses depends upon the earnings and cash flows of our subsidiaries and the ability of our subsidiaries to pay dividends or to advance or repay funds to us.

Our right to redeem or repurchase the Junior Subordinated Notes is limited by a covenant that we are making in favor of certain other debtholders. By their terms, the Junior Subordinated Notes may be redeemed by us before their maturity at the redemption prices described in SPECIFIC TERMS OF THE JUNIOR SUBORDINATED NOTES—Redemption and —Right to Redeem at Make-Whole Amount, plus accrued and unpaid interest (i) in whole or in part, on one or more occasions, any time on or after               , 2011, (ii) in whole, but not in part, before               , 2011 upon the occurrence of a Tax Event (as defined below) or (iii) in whole or in part any time before                     , 2011. However, around the time of the initial issuance of the Junior Subordinated Notes, we are entering into a “Replacement Capital Covenant,” which is described under CERTAIN TERMS OF THE REPLACEMENT CAPITAL COVENANT, that will limit our right to redeem or repurchase Junior Subordinated Notes. In the Replacement Capital Covenant, we covenant for the benefit of holders of a designated series of our indebtedness that ranks senior to the Junior Subordinated Notes that we will not redeem or repurchase Junior Subordinated Notes on or before               , 2036 unless, subject to certain limitations, during the 180 days prior to the date of that redemption or repurchase we have received proceeds from the sale of specified securities that have equity-like characteristics that are the same as, or more equity-like than, the applicable characteristics of the Junior Subordinated Notes at the time of redemption or repurchase.

Our ability to raise proceeds from the sale of securities that qualify under the Replacement Capital Covenant during the 180 days prior to a proposed redemption or repurchase will depend on, among other things, market conditions at such time as well as the acceptability to prospective investors of the terms of those securities. Accordingly, there could be circumstances where we would wish to redeem or repurchase some or all of the Junior Subordinated Notes, including as a result of a Tax Event, and sufficient cash is available for that purpose, but we are restricted from doing so because we have not been able to obtain proceeds from the sale of securities that qualify under the Replacement Capital Covenant.

You may have to pay taxes on interest before you receive cash from us. If we defer interest payments on the Junior Subordinated Notes, you will be required to accrue interest income for United States federal income tax purposes in respect of your proportionate share of the accrued but unpaid interest on the Junior Subordinated Notes, even if you normally report income when received. As a result, you will be required to include the accrued interest in your gross income for United States federal income tax purposes prior to your receiving any cash distribution. If you sell your Junior Subordinated Notes prior to the record date for the first interest payment after an Optional Deferral Period, you would never receive the cash from us related to the accrued interest that you reported for tax purposes. You should consult with your own tax advisor regarding the tax consequences of an investment in the Junior Subordinated Notes.

For more information regarding the tax consequences of purchasing the Junior Subordinated Notes, see below under the caption CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS in this prospectus supplement.

The after-market price of the Junior Subordinated Notes may be discounted significantly if we defer interest payments. If we defer interest payments on the Junior Subordinated Notes, you may be unable to sell your Junior Subordinated Notes at a price that reflects the value of deferred amounts. To the extent a trading market develops for the Junior Subordinated Notes, that market may not continue during an Optional Deferral Period, or during periods in which investors perceive that there is a likelihood of a deferral, and you may be unable to sell Junior Subordinated Notes at those times, either at a price that reflects the value of required payments under the Junior Subordinated Notes or at all.

An active after-market for the Junior Subordinated Notes may not develop. The Junior Subordinated Notes constitute a new issue of securities with no established trading market. The Junior Subordinated Notes are not listed and we do not plan to apply to list the Junior Subordinated Notes on any securities exchange or to include them in any automated quotation system. We cannot assure you that an active after-market for the Junior Subordinated Notes will develop or be sustained or that holders of the Junior Subordinated Notes will be able to sell their Junior Subordinated Notes at favorable prices or at all. Although the underwriters have indicated to us that they intend to make a market in the Junior Subordinated Notes, as permitted by applicable laws and regulations, they are not obligated to do so and may discontinue any such market-making at any time without notice. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Junior Subordinated Notes.

A classification of the Junior Subordinated Notes as common equity by the National Association of Insurance Commissioners (NAIC) may impact U.S. insurance company investors and the value of the Junior Subordinated Notes. The Securities Valuation Office (the SVO) of the NAIC may from time to time classify securities in U.S. insurance company investors’ portfolios as debt, preferred equity or common equity instruments. The NAIC classification of an investment directly affects certain U.S. insurance company investors because it determines the amount of capital required for such an investment by such investors, but it is not determinative in any way in respect of any other tax, accounting or legal considerations for investors generally. In the past, the NAIC has classified securities similar to the Junior Subordinated Notes as common equity. Recently, the NAIC announced that it plans to treat securities similar to the Junior Subordinated Notes as preferred equity for the 2006 reporting year, although such securities will likely be reduced by one notch on its classification system from traditional preferred equity. This plan remains subject to final review by the NAIC and there can be no assurance that the NAIC will approve the plan. The NAIC may decide to re-classify securities similar to the Junior Subordinated Notes as common equity. If the NAIC were to classify the Junior Subordinated Notes as common equity, the willingness of certain U.S. insurance company investors to hold the Junior Subordinated Notes could be reduced, which in turn could reduce the price of the Junior Subordinated Notes in any available after-market.

Risks Related to Dominion’s Business

Our operations are weather sensitive. Our results of operations can be affected by changes in the weather. Weather conditions directly influence the demand for electricity and natural gas and affect the price of energy commodities. In addition, severe weather, including hurricanes, winter storms and droughts, can be destructive, causing outages, production delays and property damage that require us to incur additional expenses.

We are subject to complex government regulation that could adversely affect our operations. Our operations are subject to extensive federal, state and local regulation and may require numerous permits, approvals and certificates from various governmental agencies. We must also comply with environmental legislation and associated regulations. Management believes the necessary approvals have been obtained for our existing operations and that our business is conducted in accordance with applicable laws. However, new laws or regulations, or the revision or reinterpretation of existing laws or regulations, may require us to incur additional expenses.

Costs of environmental compliance, liabilities and litigation could exceed our estimates, which could adversely affect our results of operations. Compliance with federal, state and local environmental laws and regulations may result in increased capital, operating and other costs, including remediation and containment expenses and monitoring obligations. In addition, we may be a responsible party for environmental clean-up at a site identified by a regulatory body. Management cannot predict with certainty the amount and timing of all future expenditures related to environmental matters because of the difficulty of estimating clean-up and compliance costs, and the possibility that changes will be made to the current environmental laws and regulations. There is also uncertainty in quantifying liabilities under environmental laws that impose joint and several liability on all potentially responsible parties.

We are exposed to cost-recovery shortfalls because of capped base rates and amendments to the fuel factor statute in effect in Virginia. Under the Virginia Restructuring Act, as amended in April 2004, our base rates (excluding, generally, a fuel factor with limited adjustment provisions, and certain other allowable adjustments) remain capped through December 31, 2010 unless modified or terminated consistent with the Virginia Restructuring Act. Although the Virginia Restructuring Act allows for the recovery of certain generation-related costs during the capped rates period, we remain exposed to numerous risks of cost-recovery shortfalls. These include exposure to potentially stranded costs, future environmental compliance requirements, certain tax law changes, costs related to hurricanes or other weather events, inflation, the cost of obtaining replacement power during unplanned plant outages and increased capital costs.

In addition, under the 2004 amendments to the Virginia fuel factor statute, our current Virginia fuel factor provisions are locked-in until the earlier of July 1, 2007 or the termination of capped rates by order of the Virginia State Corporation Commission, with no deferred fuel accounting. The 2004 amendments provide for a one-time adjustment of our fuel factor, effective July 1, 2007 through December 31, 2010 (unless capped rates are terminated earlier), with no adjustment for previously incurred over-recovery or under-recovery. In 2006, the fuel factor statute was further amended to institute annual fuel rate adjustments for three 12-month periods beginning July 1, 2007 and one six-month period beginning July 1, 2010. Beginning with the July 1, 2008 adjustment, the recalculation of the fuel factor will account for differences between projections and actual recovery of fuel costs during the preceding twelve-month period. As a result of the current locked-in fuel factor, we are exposed to fuel price and other risks. These risks include exposure to increased costs of fuel, including purchased power costs, differences between our projected and actual power generation mix and generating unit performance (which affects the types and amounts of fuel we use) and differences between fuel price assumptions and actual fuel prices.

Under the Virginia Restructuring Act, the generation portion of our electric utility operations is open to competition and resulting uncertainty. Under the Virginia Restructuring Act, the generation portion of our electric utility operations in Virginia is open to competition and is no longer subject to cost-based regulation. To date, a competitive retail market has been slow to develop. Consequently, it is difficult to predict the pace at which a competitive environment will evolve and the extent to which we will face increased competition and be able to operate profitably within this competitive environment.

Our merchant power business is operating in a challenging market, which could adversely affect our results of operations and future growth. The success of our merchant power business depends upon favorable market conditions as well as our ability to find buyers willing to enter into power purchase agreements at prices sufficient to cover operating costs. We attempt to manage these risks by entering into both short-term and long-term fixed price sales and purchase contracts and locating our assets in active wholesale energy markets. However, high fuel and commodity costs and excess capacity in the industry could adversely impact results of operations.

There are risks associated with the operation of nuclear facilities. We operate nuclear facilities that are subject to risks, including the threat of terrorist attack and ability to dispose of spent nuclear fuel, the disposal of which is subject to complex federal and state regulatory constraints.

These risks also include the cost of and our ability to maintain adequate reserves for decommissioning, costs of replacement power, costs of plant maintenance and exposure to potential liabilities arising out of the operation of these facilities. We maintain decommissioning trusts and external insurance coverage to manage the financial exposure to these risks. However, it is possible that costs arising from claims could exceed the amount of any insurance coverage.

The use of derivative instruments could result in financial losses and liquidity constraints. We use derivative instruments, including futures, forwards, financial transmission rights, options and swaps to manage our commodity and financial market risks. In addition, we purchase and sell commodity-based contracts in the natural gas, electricity and oil markets for trading purposes. We could recognize financial losses on these contracts as a result of volatility in the market values of the underlying commodities or if a counterparty fails to perform under a contract. In the absence of actively quoted market prices and pricing information from external sources, the valuation of these contracts involves management’s judgment or use of estimates. As a result, changes in the underlying assumptions or use of alternative valuation methods could affect the reported fair value of these contracts.

In addition, we use financial derivatives to hedge future sales of our merchant generation and gas and oil production, which may limit the benefit we would otherwise receive from increases in commodity prices. These hedge arrangements generally include collateral requirements that require us to deposit funds or post letters of credit with counterparties to cover the fair value of covered contracts in excess of agreed upon credit limits. When commodity prices rise to levels substantially higher than the levels where we have hedged future sales, we may be required to use a material portion of our available liquidity and obtain additional liquidity to cover these collateral requirements. In some circumstances, this could have a compounding effect on our financial liquidity and results.

Derivatives designated under hedge accounting to the extent not offset by the hedged transaction can result in ineffectiveness losses. These losses primarily result from differences in the location and specifications of the derivative hedging instrument and the hedged item and could adversely affect our results of operations.

Our operations in regards to these transactions are subject to multiple market risks including market liquidity, counterparty credit strength and price volatility. These market risks are beyond our control and could adversely affect our results of operations and future growth.

Our exploration and production business is dependent on factors that cannot be predicted or controlled and that could damage facilities, disrupt production or reduce the book value of our assets. Factors that may affect our financial results include damage to or suspension of operations caused by weather, fire, explosion or other events to our or third-party gas and oil facilities, fluctuations in natural gas and crude oil prices, results of future drilling and well completion activities, and our ability to acquire additional land positions in competitive lease areas, as well as inherent operational risks that could disrupt production.

Short-term market declines in the prices of natural gas and oil could adversely affect our financial results by causing a permanent write-down of our natural gas and oil properties as required by the full cost method of accounting. Under the full cost method, all direct costs of property acquisition, exploration and development activities are capitalized. If net capitalized costs exceed the present value of estimated future net revenues based on hedge-adjusted period-end prices from the production of proved gas and oil reserves (the ceiling test) at the end of any quarterly period, then a permanent write-down of the assets must be recognized in that period.

In the past, we have maintained business interruption, property damage and other insurance for our exploration and production operations. However, the recent increased level of hurricane activity in the Gulf of Mexico has led our insurers to terminate certain coverages for our exploration and production operations; specifically, our Operator’s Extra Expense (OEE), offshore property damage and offshore business interruption coverage has been terminated. All onshore property coverage (with the exception of OEE) and liability coverage commensurate with past coverage remain in place for our exploration and production operations under our current policy. Efforts to replace the terminated insurance for our exploration and production operations with similar insurance on commercially reasonable terms have been unsuccessful. We have recently entered into a six-month weather derivative contract with a special purpose entity, as further described in Note 12 to our Consolidated Financial Statements in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006. This arrangement provides limited alternative risk mitigation; however, it offers substantially less protection than our previous exploration and production insurance policies. This lack of insurance could adversely affect our results of operations.

An inability to access financial markets could affect the execution of our business plan. We rely on access to short-term money markets, longer-term capital markets and banks as significant sources of liquidity for capital requirements and collateral requirements related to hedges of future gas and oil production not satisfied by the cash flows from our operations. Management believes that we will maintain sufficient access to these financial markets based upon current credit ratings. However, certain disruptions outside of our control may increase our cost of borrowing or restrict our ability to access one or more financial markets. These disruptions could include an economic downturn, the bankruptcy of an unrelated energy company or changes to our credit ratings. Restrictions on our ability to access financial markets may affect our ability to execute our business plan as scheduled.

Changing rating agency requirements could negatively affect our growth and business strategy. As of May 1, 2006, our senior unsecured debt is rated BBB, stable outlook, by Standard & Poor’s; Baa2, stable outlook, by Moody’s; and BBB+, stable outlook, by Fitch. In order to maintain our current credit ratings in light of existing or future requirements, we may find it necessary to take steps or change our business plans in ways that may adversely affect our growth and earnings per share. A reduction in Dominion’s credit ratings or the credit ratings of our Dominion Virginia Power and Consolidated Natural

Gas Company (CNG) subsidiaries by Standard & Poor’s, Moody’s or Fitch could increase our borrowing costs and adversely affect operating results and could require us to post additional collateral in connection with some of our trading and marketing activities.

Potential changes in accounting practices may adversely affect our financial results. We cannot predict the impact that future changes in accounting standards or practices may have on public companies in general, the energy industry or our operations specifically. New accounting standards could be issued that could change the way we record revenues, expenses, assets and liabilities. These changes in accounting standards could adversely affect our reported earnings or could increase reported liabilities.

Failure to retain and attract key executive officers and other skilled professional and technical employees could have an adverse effect on our operations. Implementation of our growth strategy is dependent on our ability to recruit, retain and motivate employees. Competition for skilled employees in some areas is high and the inability to retain and attract these employees could adversely affect our business and future financial condition.

DOMINION

Dominion is a fully integrated gas and electric energy holding company headquartered in Richmond, Virginia. As of June 30, 2006, we had approximately $50.7 billion in assets.

We manage our operations through four primary business lines that integrate our electric and gas services, streamline operations, and position us for long-term growth in the competitive marketplace:

Dominion Delivery—Dominion Delivery manages our regulated electric and gas distribution systems serving approximately 4.0 million customer accounts and our customer service operations. Our electric distribution operations serve residential, commercial, industrial and governmental customers in Virginia and northeastern North Carolina. Gas distribution operations serve residential, commercial and industrial gas sales and transportation customers in Ohio, Pennsylvania and West Virginia. Dominion Delivery also operates our nonregulated retail energy marketing business serving approximately 1.4 million customer accounts in the Northeast, Mid-Atlantic and Midwest and manages more than 200 billion cubic feet of natural gas storage in Ohio and Pennsylvania. In March 2006, we agreed to sell our regulated gas distribution systems in Pennsylvania and West Virginia involving approximately 500,000 customer accounts. We expect to close the transaction in the first quarter of 2007.

Dominion Energy—Dominion Energy manages our approximately 7,800 miles of gas transmission pipeline, our 6,000 miles of electric transmission lines, and a 750 billion cubic foot natural gas storage network. Dominion Energy also operates our Cove Point, Maryland liquefied natural gas facility. It oversees certain natural gas production located in the Appalachian Basin and producer services, including aggregation of gas supply, market-based services related to gas transportation and storage and associated gas trading.

Dominion Exploration & Production—Dominion Exploration & Production manages our onshore and offshore oil and gas exploration and production activities.

With approximately 6.3 trillion cubic feet of proved natural gas reserves and, under normal conditions, approximately 1.1 billion cubic feet equivalent of daily production, Dominion Exploration & Production is one of the nation’s largest independent oil and gas operators. We operate offshore on the outer continental shelf and deepwater areas of the Gulf of Mexico and onshore in western Canada, the Appalachian Basin, the Permian Basin, the Mid-Continent Region and other selected regions in the continental United States.

Dominion Generation—Dominion Generation manages our approximately 28,100 megawatt portfolio of electric power generation and guides our generation growth strategy and energy trading and marketing activities associated with optimization of our generation assets. The generation mix is diversified and includes coal, nuclear, gas, oil, hydro and purchased power. Our strategy for our electric generation operations focuses on serving customers in the energy intensive Northeast, Mid-Atlantic and Midwest regions of the United States. Our generation facilities are located in Connecticut, Illinois, Indiana, Massachusetts, North Carolina, Ohio, Pennsylvania, Rhode Island, Virginia, West Virginia and Wisconsin.

Principal Subsidiaries

Our principal direct, legal subsidiaries include Dominion Virginia Power, a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy in Virginia and northeastern North Carolina, CNG, an oil and gas producer, and a transporter, distributor and retail marketer of natural gas serving customers in the Northeast, the Mid- Atlantic and the Midwest, Dominion Energy, Inc., which is involved in merchant electric generation, energy trading and marketing and natural gas exploration and production and Virginia Power Energy Marketing, Inc. which provides fuel and price risk management services to other Dominion affiliates and engages in energy trading activities.

For additional information about our company, see WHERE YOU CAN FIND MORE INFORMATION on page S-3.

Recent Developments

We are currently conducting a strategic review of our assets. This ongoing review led to our agreement in March 2006 to sell The Peoples Natural Gas Company and Hope Gas, Inc. We have also announced that we are considering the sale of four electric power generation stations: State Line, outside of Chicago; Armstrong, in southwestern Pennsylvania; Troy, in northwestern Ohio; and Pleasants, in northwestern West Virginia. In addition, as part of our strategic review of assets, we are exploring several options for our exploration and production business including selling all or parts of the business, spinning off the business directly to shareholders or through an initial public offering or continuing to operate the business.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the Junior Subordinated Notes for general corporate purposes, including the repayment of $300,000,000 of our 8.4% Trust Preferred Securities that mature on January 30, 2041 that we have called for redemption and short-term debt. At August 31, 2006 the weighted average maturity date of Dominion’s approximately $852.5 million of outstanding holding company commercial paper was approximately 11.8 days and the weighted average interest rate was approximately 5.42%.

CAPITALIZATION

The table below shows our unaudited capitalization on a consolidated basis as of June 30, 2006. The “As Adjusted” column reflects our capitalization after giving effect to this offering and use of proceeds. You should read this table along with our audited financial statements contained in our Annual Report on Form 10-K/A for the year ended December 31, 2005 as well as the unaudited information presented in our most recent Quarterly Report on Form 10-Q. See WHERE YOU CAN FIND MORE INFORMATION on page S-3 and USE OF PROCEEDS on page S-18.

	(unaudited) June 30, 2006
	(in millions)
	Actual	As Adjusted

Short-term debt[1]	$3,344	$
Long-term debt:
Junior Subordinated Debentures payable to affiliated trusts	1,440		1,140
Junior Subordinated Notes	299
Other long-term debt	13,964		13,964

Total long-term debt[2]	19,047
Subsidiary preferred stock not subject to mandatory redemption[3]	257		257
Total common shareholders’ equity	12,109		12,109

Total capitalization	$31,413	$

[1]	Includes securities due within one year.
[2]	Actual June 30, 2006 amounts include the effect of unamortized discount ($79.6 million), unamortized premium ($42.7 million) and deferred losses on fair value hedges ($64.9 million).
[3]	Includes approximately $2 million of issuance expenses of preferred stock.

RATIO OF EARNINGS TO FIXED CHARGES

For purposes of this ratio, earnings are determined by adding distributed income of equity investees and fixed charges (excluding interest capitalized) to income before income taxes and minority interest after eliminating the equity in earnings or losses of equity investees. These earnings are then divided by total fixed charges. Fixed charges consist of interest charges (without reduction for Allowance for Funds Used During Construction) on long-term and short-term debt, interest capitalized, the portion of rental expense that is representative of the interest factor and preferred stock dividends of consolidated subsidiaries (grossed-up by a factor of pre-tax net income divided by net income).

The ratio of earnings to fixed charges for each of the periods indicated is as follows:

6 Months Ended June 30, 2006[1]	12 Months Ended June 30, 2006[2]	Years Ended December 31,
		2005[3]	2004[4]	2003[5]	2002	2001[6]
2.53	2.08	2.29	2.78	2.29	2.82	1.82

[1]	Earnings for the six months ended June 30, 2006 include a $178 million charge primarily resulting from the write-off of certain regulatory assets related to the pending sale of The Peoples Natural Gas Company and Hope Gas, Inc., $89 million of impairment charges related to Dominion Capital, Inc. assets, a $16 million charge related to expenses following Hurricanes Katrina and Rita, a $60 million charge due to an adjustment eliminating the application of hedge accounting for certain interest rate swaps associated with our junior subordinated notes, and $9 million of asset impairments. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the six months ended June 30, 2006.
[2]	Earnings for the twelve months ended June 30, 2006 include a $423 million charge reflecting the de-designation of hedge contracts resulting from the delay of natural gas and oil production following Hurricanes Katrina and Rita, a $178 million charge primarily resulting from the write-off of certain regulatory assets related to the pending sale of The Peoples Natural Gas Company and Hope Gas, Inc., $110 million of impairment charges related to Dominion Capital, Inc. assets, $79 million of charges related to other asset impairments, a $44 million charge related to expenses following Hurricanes Katrina and Rita, a $60 million charge due to an adjustment eliminating the application of hedge accounting for certain interest rate swaps associated with our junior subordinated notes, and $4 million of charges related to other items. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended June 30, 2006.
[3]	Earnings for the twelve months ended December 31, 2005 include a $423 million charge reflecting the de-designation of hedge contracts resulting from the delay of natural gas and oil production following Hurricanes Katrina and Rita, $73 million in charges resulting from the termination of certain long-term power purchase contracts, $21 million in net charges related to trading activities discontinued in 2004, including the Batesville long-term power-tolling contract divested in the second quarter of 2005, and other activities, $35 million of impairment charges related to Dominion Capital, Inc. assets, a $76 million charge related to miscellaneous asset impairments, a $28 million charge related to expenses following Hurricanes Katrina and Rita, and $5 million of charges related to other items. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2005.
[4]	Earnings for the twelve months ended December 31, 2004 include $76 million of impairment charges related to Dominion’s investment in and planned divestiture of Dominion Capital, Inc., a $23 million benefit associated with the disposition of certain assets held for sale, an $18 million benefit from the reduction of accrued expenses associated with Hurricane Isabel restoration activities, $96 million of losses related to the discontinuance of hedge accounting for certain oil hedges and subsequent changes in the fair value of those hedges during the third quarter following Hurricane Ivan, $71 million in charges resulting from the termination of certain long-term power purchase contracts, a $184 million charge related to the Batesville long-term power-tolling contract divested in the second quarter of 2005, a $10 million charge related to the sale of natural gas and oil production assets in British Columbia, and $27 million of charges related to net legal settlements and other items. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2004.
[5]	Earnings for the twelve months ended December 31, 2003 include a $134 million impairment of Dominion Capital, Inc. assets, $28 million for severance costs related to workforce reductions, an $84 million impairment of certain assets held for sale, $197 million for restoration expenses related to Hurricane Isabel, a $105 million charge related to the termination of a power purchase contract, $64 million in charges for the restructuring and termination of certain electric sales contracts, and a $144 million charge related to our investment in Dominion Telecom, Inc. including impairments, the cost of refinancings, and reallocation of equity losses. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2003.
[6]	Earnings for the twelve months ended December 31, 2001 include $220 million related to the cost of the buyout of power purchase contracts and non-utility generating plants previously serving the company under long-term contracts, a $40 million loss associated with the divestiture of Saxon Capital, Inc., a $281 million write-down of Dominion Capital, Inc. assets, a $151 million charge associated with Dominion’s estimated Enron-related exposure, and a $105 million charge associated with a senior management restructuring initiative and related costs. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2001.

SPECIFIC TERMS OF THE JUNIOR SUBORDINATED NOTES

Specific terms of the Junior Subordinated Notes are summarized below. This summary is not complete and should be read together with the DESCRIPTION OF THE JUNIOR SUBORDINATED NOTES in the accompanying base prospectus, where provisions of the Subordinated Indenture II have been summarized.

The Subordinated Indenture II and the form of supplemental indenture under which the Junior Subordinated Notes will be issued were filed as exhibits to the registration statement, and you should read these documents for provisions that may be important to you. The Subordinated Indenture II is qualified as an indenture under the Trust Indenture Act. You should also refer to the Trust Indenture Act for provisions that apply to the Junior Subordinated Notes.

The Subordinated Indenture II permits us to “reopen” this series of Junior Subordinated Notes and issue additional Junior Subordinated Notes of this series without the consent of the holders of the Junior Subordinated Notes.

The Junior Subordinated Notes will mature on                 , 2066.

Ranking

The Junior Subordinated Notes will be subordinate and junior in right of payment, to the extent set forth in the Subordinated Indenture II, to all Priority Indebtedness as defined below. If:

•	we make a payment or distribution of any of our assets to creditors upon our dissolution, winding-up, liquidation or reorganization, whether in bankruptcy, insolvency or otherwise;

•	a default beyond any grace period has occurred and is continuing with respect to the payment of principal, interest or any other monetary amounts due and payable on any Priority Indebtedness; or

•	the maturity of any Priority Indebtedness has been accelerated because of a default on that Priority Indebtedness,

then the holders of Priority Indebtedness generally will have the right to receive payment, in the first instance above, of all amounts due or to become due upon that Priority Indebtedness, and, in the second and third instances above, of all amounts due on that Priority Indebtedness, or we will make provision for those payments, in each instance above before the holders of any Junior Subordinated Notes have the right to receive any payments of principal or interest on their Junior Subordinated Notes.

Priority Indebtedness means, with respect to the Junior Subordinated Notes, the principal, premium, interest and any other payment in respect of any of the following:

•	all of our current and future indebtedness for borrowed or purchase money whether or not evidenced by notes, debentures, bonds or other similar written instruments;

•	our obligations under synthetic leases, finance leases and capitalized leases;

•	our obligations for reimbursement under letters of credit, banker’s acceptances, security purchase facilities or similar facilities issued for our account;

•	any of our other indebtedness or obligations with respect to derivative contracts, including commodity contracts, interest rate, commodity and currency swap agreements, forward contracts and other similar agreements or arrangements; and

•	all indebtedness of others of the kinds described in the preceding categories which we have assumed or guaranteed.

Priority Indebtedness will not include trade accounts payable, accrued liabilities arising in the ordinary course of business, indebtedness to our subsidiaries or indebtedness evidenced by other junior subordinated notes issued under the Subordinated Indenture II.

Priority Indebtedness will be entitled to the benefits of the subordination provisions in the Subordinated Indenture II irrespective of the amendment, modification or waiver of any term of the Priority Indebtedness. We may not amend the Subordinated Indenture II or the Junior Subordinated Notes to change the subordination of any outstanding Priority Indebtedness without the consent of each holder of Priority Indebtedness that the amendment would adversely affect.

As of June 30, 2006, we had approximately $8.68 billion of outstanding long-term debt, on an unconsolidated basis (including Junior Subordinated Debentures and securities due within one year) that will be senior to the Junior Subordinated Notes.

As a holding company, our assets primarily consist of the equity securities of our subsidiaries. Holders of Junior Subordinated Notes will generally have a junior position to claims of creditors of our subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities, guarantee holders and any preferred stockholders. As of June 30, 2006, Dominion Virginia Power had approximately 2.59 million issued and outstanding shares of preferred stock. In addition to trade debt, many of our operating subsidiaries have ongoing corporate debt programs used to finance their business activities. As of June 30, 2006, our subsidiaries had approximately $9.30 billion of outstanding long-term debt (including securities due within one year).

There are no terms in the Subordinated Indenture II or the Junior Subordinated Notes that limit our ability or the ability of our subsidiaries to incur additional indebtedness, and we and our subsidiaries expect from time to time to incur additional indebtedness constituting senior indebtedness.

Interest

Fixed Rate Period—The Junior Subordinated Notes will bear interest at         % per year during the Fixed Rate Period. Subject to our right to defer interest payments described below, during the Fixed Rate Period interest is payable semi-annually in arrears on                  and                      of each year, beginning                     , 2006. If interest payments are deferred or otherwise not paid during the Fixed Rate Period, they will accrue and compound until paid at the annual rate of         %. The amount of interest payable for any semi-annual interest accrual period during the Fixed Rate Period will be computed on the basis of a 360-day year consisting of twelve 30-day months.

Floating Rate Period—The Junior Subordinated Notes will bear interest during the Floating Rate Period at the Three-Month LIBOR Rate plus              basis points (            %), reset quarterly. Subject to our

right to defer interest payments as described below, during the Floating Rate Period interest is payable quarterly in arrears, beginning                     , 2011, on                     ,                     ,                      and                      of each year (each, also a LIBOR Rate Reset Date). If interest payments are deferred or otherwise not paid during the Floating Rate Period, they will accrue and compound until paid at the prevailing floating rate. The amount of distributions payable for any quarterly interest period during the Floating Rate Period will be computed by multiplying the floating rate for that quarterly interest period by a fraction, the numerator of which will be the actual number of days elapsed during that quarterly interest period (determined by including the first day of the interest period and excluding the last day), and the denominator of which will be 360, and by multiplying the result by the aggregate principal amount of the Junior Subordinated Notes.

General—In this prospectus supplement the term “interest” includes semi-annual interest payments during the Fixed Rate Period, quarterly interest payments during the Floating Rate Period, and applicable interest on interest payments accrued but not paid on the applicable interest payment date.

A “business day” is any day that is not a Saturday, a Sunday, a day on which banks in New York City are authorized or obligated by law or executive order to remain closed, or a day on which the Corporate Trust Office of the Trustee is closed for business.

During the Fixed Rate Period if an interest payment date or a redemption date of the Junior Subordinated Notes falls on a day that is not a business day, the payment of interest and principal will be made on the next succeeding business day, and no interest on such payment will accrue for the period from and after the interest payment date or the redemption date, as applicable.

During the Floating Rate Period, if any interest payment date, other than a redemption date or the maturity date of the Junior Subordinated Notes, falls on a day that is not a business day, the interest payment date will be postponed to the next day that is a business day, except that if that business day is in the next succeeding calendar month, the interest payment date will be the immediately preceding business day. Also, if a redemption date or the maturity date of the Junior Subordinated Notes falls on a day that is not a business day, the payment of interest and principal will be made on the next succeeding business day, and no interest on such payment will accrue for the period from and after the redemption date or the maturity date, if applicable.

During the Floating Rate Period, if any LIBOR Rate Reset Date falls on a day that is not a business day, the LIBOR Rate Reset Date will be postponed to the next day that is a business day, except that if that business day is in the next succeeding calendar month, the LIBOR Rate Reset Date will be the immediately preceding business day.

So long as the Junior Subordinated Notes remain in book-entry only form, the record date for each interest payment date will be the business day before the applicable interest payment date.

If the Junior Subordinated Notes are not in book-entry only form, the record date for each interest payment date will be the fifteenth calendar day (whether or not a business day) before the applicable interest payment date.

Determining the Floating Rate—The “Three-Month LIBOR Rate” means the rate determined in accordance with the following provisions:

(1) On the LIBOR Interest Determination Date, the Calculation Agent or its affiliate will determine the Three-Month LIBOR Rate which will be the rate for deposits in U.S. Dollars having a three-month maturity which appears on the Telerate Page 3750 as of 11:00 a.m., London time, on the LIBOR Interest Determination Date.

(2) If no rate appears on Telerate Page 3750 on the LIBOR Interest Determination Date, the Calculation Agent or its affiliate will request the principal London offices of four major reference banks in the London Inter-Bank Market to provide it with their offered quotations for deposits in U.S. Dollars for the period of three months, commencing on the applicable LIBOR Rate Reset Date, to prime banks in the London Inter-Bank Market at approximately 11:00 a.m., London time, on that LIBOR Interest Determination Date and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If at least two quotations are provided, then the Three-Month LIBOR Rate will be the average (rounded, if necessary, to the nearest one hundredth (0.01) of a percent) of those quotations. If fewer than two quotations are provided, then the Three-Month LIBOR Rate will be the average (rounded, if necessary, to the nearest one hundredth (0.01) of a percent) of the rates quoted at approximately 11:00 a.m., New York City time, on the LIBOR Interest Determination Date by three major banks in New York City selected by the Calculation Agent or its affiliate for loans in U.S. Dollars to leading European banks, having a three-month maturity and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If the banks selected by the Calculation Agent or its affiliate are not providing quotations in the manner described by this paragraph, the rate for the quarterly interest period following the LIBOR Interest Determination Date will be the rate in effect on that LIBOR Interest Determination Date.

“Telerate Page 3750” means the display designated as “Telerate page 3750” on Moneyline Telerate, Inc. (or such other page as may replace “Telerate page 3750” on such service) or such other service displaying the London Inter-Bank offered rates of major banks, as may replace Moneyline Telerate, Inc.

“LIBOR Interest Determination Date” means the second LIBOR Business Day preceding each LIBOR Rate Reset Date.

“LIBOR Business Day” means any business day on which dealings in deposits in U.S. Dollars are transacted in the London Inter-Bank market.

“Calculation Agent” means JPMorgan Chase Bank, N.A., or its successor appointed by us, acting as calculation agent.

Option to Defer Interest Payments

At our option, we may, on one or more occasions, defer payment of all or part of the current and accrued interest otherwise due on the Junior Subordinated Notes for a period of up to 10 consecutive years (each period, commencing on the date that the first such interest payment would otherwise have been made, an Optional Deferral Period). In other words, we may declare at our discretion up to a 10-year interest payment moratorium on the Junior Subordinated Notes and may choose to do that on more than one occasion. A deferral of interest payments may not extend beyond the maturity date of the Junior Subordinated Notes, and we may not begin a new Optional Deferral Period until we have paid all accrued interest on the Junior Subordinated Notes from the previous Optional Deferral Period.

Any deferred interest on the Junior Subordinated Notes will accrue additional interest at a rate equal to the interest rate then applicable to the Junior Subordinated Notes, to the extent permitted by applicable law. Once we pay all deferred interest payments on the Junior Subordinated Notes, including any additional interest accrued on the deferred interest, we can again defer interest payments on the Junior Subordinated Notes as described above, but not beyond the maturity date of the Junior Subordinated Notes.

Certain Limitations During an Optional Deferral Period

Unless we have paid all accrued and payable interest on the Junior Subordinated Notes, subject to several exceptions, we will not and our subsidiaries will not do any of the following:

•	declare or pay any dividends or distributions, or redeem, purchase, acquire, or make a liquidation payment on any of our capital stock;

•	make any payment of principal of or interest or premium, if any, on or repay, repurchase or redeem any of our debt securities that rank equally with or junior in interest to the Junior Subordinated Notes (including debt securities of other series issued under the Subordinated Indenture II); or

•	make any guarantee payments on any guarantee of debt securities if the guarantee ranks equally with or junior in interest to the Junior Subordinated Notes.

However, at any time, including during an Optional Deferral Period, the exceptions will permit us to:

•	pay stock dividends or distributions in additional shares of our capital stock;

•	declare or pay a dividend in connection with the implementation of a shareholders’ rights plan, or issue stock under such a plan or repurchase such rights; and

•	purchase common stock for issuance pursuant to any employee benefit plans or dividend reinvestment and direct stock purchase plans.

Notice

We will provide to the Trustee written notice of any optional deferral of interest at least 10 and not more than 60 business days prior to the applicable interest payment date. The Subordinated Indenture II provides that this notice will be forwarded promptly by the Trustee to each holder of record of Junior Subordinated Notes.

Events of Default

The following are events of default under the Subordinated Indenture II:

•	our failure to pay principal when due;

•	our failure to pay interest when due and payable that continues for 30 days (subject to our right to optionally defer interest payments as described above under “—Option to Defer Interest Payments”);

•	our failure to perform other covenants that continues beyond the grace period described in the Subordinated Indenture II; or

•	certain events of bankruptcy, insolvency or reorganization.

If such an event of default (other than certain events of bankruptcy) occurs under the Subordinated Indenture II, the Trustee or the holders of 25% of the principal amount of the Junior Subordinated Notes will have the right to declare the principal amount of the Junior Subordinated Notes and any accrued interest thereon, immediately due and payable. If an event of default consisting of certain events of bankruptcy occurs under the Subordinated Indenture II, the principal amount of all the outstanding Junior Subordinated Notes will automatically, and without any declaration or other action on the part of the Trustee or any holder, become immediately due and payable. For more information on these and other events of default, see DESCRIPTION OF THE JUNIOR SUBORDINATED NOTES—Events of Default in the accompanying base prospectus.

Agreement by Holders to Certain Tax Treatment

Each holder of the Junior Subordinated Notes will, by accepting the Junior Subordinated Notes or a beneficial interest therein, be deemed to have agreed that the holder intends that the Junior Subordinated Notes constitute debt and will treat the Junior Subordinated Notes as debt for United States federal, state and local tax purposes.

Redemption

The Junior Subordinated Notes will mature on                     , 2066, and may be redeemed before their maturity (i) in whole or in part, on one or more occasions, any time on or after                     , 2011, at 100% of their principal amount, plus accrued and unpaid interest, (ii) in whole, but not in part, before                     , 2011 upon the occurrence of a Tax Event or (iii) in whole or in part at any time before                     , 2011 at the redemption prices described below. See “—Right to Redeem at Make-Whole Amount” below for a description of the term Tax Event.

Right to Redeem at Make-Whole Amount

Before                     , 2011, we will have the right to redeem all, but not fewer than all, of the Junior Subordinated Notes, at a redemption price equal to the Tax Event Make-Whole Amount (as defined below), plus accrued and unpaid interest through, but not including, the redemption date, within 90 days after the occurrence of a Tax Event.

A Tax Event means that we have received an opinion of independent tax counsel experienced in those matters to the effect that, as a result of any amendment to, change or announced proposed change in:

•	the laws or regulations of the United States or any of its political subdivisions or taxing authorities, or

•	any official administrative pronouncement, action or judicial decision interpreting or applying those laws or regulations,

which amendment or change becomes effective or proposed change, pronouncement, action or decision is announced on or after the date the Junior

Subordinated Notes are issued and sold, there is more than an insubstantial risk that interest payable by us on the Junior Subordinated Notes is not or within 90 days would not be deductible, in whole or in part, by us for U.S. federal income tax purposes.

Before             , 2011, we will also have the right to redeem all, or fewer than all, of the Junior Subordinated Notes, at a redemption price equal to the Make-Whole Amount (as defined below), plus accrued and unpaid interest through, but not including, the redemption date.

The Make-Whole Amount and the Tax Event Make-Whole Amount will be determined in accordance with the following provisions:

“Make-Whole Amount” means an amount equal to the greater of (i) 100% of the principal amount of the Junior Subordinated Notes or (ii) as determined by a Quotation Agent as of the redemption date, the sum of the present value of each scheduled payment of interest on the Junior Subordinated Notes from the redemption date to             , 2011 and the present value of the principal amount of the Junior Subordinated Notes assuming, solely for purposes of this calculation, a scheduled payment of such principal on             , 2011, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the Treasury Rate plus 25 basis points.

“Tax Event Make-Whole Amount” means an amount equal to the greater of (i) 100% of the principal amount of the Junior Subordinated Notes or (ii) as determined by a Quotation Agent as of the redemption date, the sum of the present value of each scheduled payment of interest on the Junior Subordinated Notes from the redemption date to                     , 2011 and the present value of the principal amount of the Junior Subordinated Notes assuming, solely for purposes of this calculation, a scheduled payment of such principal on                     , 2011, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the Treasury Rate plus 50 basis points.

“Comparable Treasury Issue” means, with respect to any redemption date, the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the time period from the redemption date to                     , 2011 that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities with a term to maturity comparable to such time period. If no United States Treasury security has a maturity which is within a period from three months before to three months after                     , 2011, the two most closely corresponding United States Treasury securities shall be used as the Comparable Treasury Issue, and the Treasury Rate shall be interpolated or extrapolated on a straight-line basis, rounding to the nearest month using such securities.

“Comparable Treasury Price” means, with respect to any redemption date, (A) the average, after excluding the highest and lowest such Reference Treasury Dealer Quotations, of up to five Reference Treasury Dealer Quotations for such redemption date, or (B) if the Quotation Agent obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such Quotations.

“Quotation Agent” means one of Lehman Brothers Inc., Morgan Stanley & Co.

Incorporated, Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, one other primary United States Government securities dealer in New York City (a Primary Treasury Dealer) selected by Wachovia Capital Markets, LLC and their respective successors as selected by us; provided, however, that if all of these firms cease to be a Primary Treasury Dealer, we will substitute another Primary Treasury Dealer as Quotation Agent.

“Reference Treasury Dealer” means (i) Lehman Brothers Inc., Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, one other Primary Treasury Dealer selected by Wachovia Capital Markets, LLC and their respective successors; provided, however, that if any of these firms shall cease to be a Primary Treasury Dealer, we will substitute another Primary Treasury Dealer for that firm; and (ii) up to two other Primary Treasury Dealers selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Quotation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Quotation Agent by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

“Treasury Rate” means (i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Federal Reserve and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the time period from the redemption date to                     , 2011, (if no maturity is within three months before or after such time period, yields for the two published maturities most closely corresponding to such time period shall be determined by the Quotation Agent and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding to the nearest month) or (ii) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate shall be calculated on the third Business Day preceding the redemption date.

CERTAIN TERMS OF THE REPLACEMENT CAPITAL COVENANT

We have summarized below certain terms of the Replacement Capital Covenant. This summary is not a complete description of the Replacement Capital Covenant and is qualified in its entirety by the terms and provisions of the full document.

We will covenant in the Replacement Capital Covenant for the benefit of persons that buy, hold or sell a specified series of our long-term indebtedness that ranks senior to the Junior Subordinated Notes (covered debt), that we will not redeem or repurchase

Junior Subordinated Notes on or before                     , 2036, unless, subject to certain limitations, during the 180 days prior to the date of that redemption or repurchase we have received a specified amount of proceeds from the sale of qualifying securities that have equity-like characteristics that are the same as, or more equity-like than, the applicable characteristics of the Junior Subordinated Notes at the time of redemption or repurchase.

Our covenants in the Replacement Capital Covenant run only to the benefit of holders of the designated series of our long-term indebtedness. The Replacement Capital Covenant is not intended for the benefit of holders of the Junior Subordinated Notes and may not be enforced by them, and the Replacement Capital Covenant is not a term of the Subordinated Indenture II or the Junior Subordinated Notes.

Our ability to raise proceeds from qualifying securities during the 180 days prior to a proposed redemption or repurchase of the Junior Subordinated Notes will depend on, among other things, market conditions at that time as well as the acceptability to prospective investors of the terms of those qualifying securities.

The Replacement Capital Covenant may be amended or supplemented if the holders of at least 51% in principal amount of the then effective covered debt agree unless the amendment or supplement is (i) solely to impose additional restrictions on our ability to redeem or repurchase Junior Subordinated Notes or (ii) not adverse to the holders of the then effective covered debt, in which cases it may be amended by us without the consent of the holders of covered debt.

The Replacement Capital Covenant may be terminated if the holders of at least 51% by principal amount of the then effective covered debt agree to terminate the Replacement Capital Covenant, or if we no longer have outstanding any indebtedness that qualifies as covered debt, and will terminate on                     , 2036 if not terminated earlier.

BOOK-ENTRY PROCEDURES AND SETTLEMENT

The Junior Subordinated Notes will trade through DTC. The Junior Subordinated Notes are represented by one or more fully registered global certificates. Each global certificate is deposited with the trustee on behalf of DTC or its custodian and is registered in the name of DTC or a nominee of DTC. DTC is thus the only registered holder of these securities.

The following is based on information furnished to us by DTC:

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants (Direct Participants) deposit with DTC. DTC also facilitates the settlement among Direct Participants of sales and other securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (DTCC). DTCC, in turn, is owned by a number of Direct Participants of DTC and Members of the National Securities Clearing Corporation, Fixed Income Clearing Corporation, and Emerging Markets Clearing Corporation, as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, trust companies and clearing companies that clear through or maintain a custodial relation ship with a Direct Participant, either directly or indirectly (Indirect Participants). The rules applicable to DTC and its Direct and Indirect Participants are on file with the SEC.

Purchases of securities under the DTC system must be made by or through Direct Participants, who will receive a credit for the securities on DTC’s records. The ownership interest of each actual purchaser of each security (Beneficial Owner) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the securities are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in securities, except in the event that use of the book-entry system for the securities is discontinued.

To facilitate subsequent transfers, all securities deposited by Direct Participants with the trustee on behalf of DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of securities with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the securities; DTC’s records reflect only the identity of the Direct Participants to whose accounts those securities are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the securities. Under its usual procedures, DTC mails an omnibus proxy to the Company as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the securities are credited on the record date (identified in a listing attached to the omnibus proxy).

Payments of principal, interest or premium, if any, on the securities will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from the Company or its agent on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of that Participant and not of DTC, the Company or the trustee, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, interest or premium, if any, to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the Company or its agent, disbursement of those payments to Direct Participants will be the responsibility of DTC, and disbursement of those payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

DTC may discontinue providing its services as securities depository with respect to the Junior Subordinated Notes at any time by giving reasonable notice to the Company or the trustee. Under these circumstances, if a successor securities depository is not obtained, security certificates are required to be printed and delivered.

The Company may decide to discontinue use of the system of book-entry only transfers through DTC (or a successor securities depository). In that event, security certificates will be printed and delivered to DTC.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

We have no responsibility for the performance by DTC or its Participants of their respective obligations as described in this prospectus or under the rules and procedures governing their respective operations.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the Junior Subordinated Notes. This discussion only applies to Junior Subordinated Notes that are held as capital assets by holders who purchase the Junior Subordinated Notes in the initial offering at their “issue price,” which will equal the first price to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of the Junior Subordinated Notes are sold for money. This discussion does not describe all of the material tax considerations that may be relevant to holders in light of their particular circumstances or to holders subject to special rules, such as certain financial institutions, banks, insurance companies, tax-exempt entities, certain former citizens or residents of the United States, dealers in securities, traders in securities that elect to use a mark-to-market method of accounting, partnerships and other pass-through entities (and persons holding the Junior Subordinated Notes through a partnership or other pass-through entity), persons holding the Junior Subordinated Notes as part of a hedge, straddle, constructive sale, conversion transaction or other integrated transaction, holders whose functional currency is not the U.S. dollar, passive foreign investment companies, controlled foreign corporations and corporations that accumulate earnings to avoid U.S. federal income tax. In addition, this discussion does not address the effect of any state, local, foreign or other tax laws or any U.S. federal estate, gift or alternative minimum tax considerations. This discussion is based on the Internal Revenue Code of 1986, as amended (the Code), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect.

As used in this prospectus supplement, the term “U.S. holder” means a beneficial owner of a Junior Subordinated Note that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust, or (ii) that trust was in existence on August 1, 1996 and has a valid election in effect under applicable U.S. Treasury regulations to be treated as a domestic trust.

As used in this summary, the term “non-U.S. holder” means a beneficial owner of a Junior Subordinated Note that is not a U.S. person (as such term is defined in the Code).

Persons considering the purchase of the Junior Subordinated Notes should consult their own tax advisors as to the U.S. federal income tax considerations relating to the purchase, ownership and disposition of the Junior Subordinated Notes in light of their particular circumstances, as well as the effect of any state, local, foreign or other tax laws.

Classification of the Junior Subordinated Notes

The determination of whether a security should be classified as indebtedness or equity for U.S. federal income tax purposes requires a judgment based on all relevant facts and circumstances. There is no statutory, judicial or administrative authority that directly addresses the U.S. federal income tax treatment of securities similar to the Junior Subordinated Notes. Based upon an analysis of the relevant facts and circumstances, including certain assumptions made by them and representations provided by us to them, McGuireWoods LLP will provide us with an opinion generally to the effect that under then current law and assuming full compliance with the terms of the Subordinated Indenture II and other relevant documents, the Junior Subordinated Notes will be treated as indebtedness of Dominion for U.S. federal income tax purposes (although there is no controlling authority directly on point). This opinion is not binding on the Internal Revenue Service (IRS) or any court and there can be no assurance that the IRS or a court will agree with this opinion. We agree, and by acquiring an interest in a Junior Subordinated Note each beneficial owner of a Junior Subordinated Note will agree, to treat the Junior Subordinated Notes as indebtedness for U.S. federal income tax purposes, and the remainder of this discussion assumes this treatment. Holders should consult their own tax advisors regarding the tax consequences if the Junior Subordinated Notes are not treated as indebtedness for U.S. federal income tax purposes.

U.S. Holders

Interest

Pursuant to applicable U.S. Treasury regulations, the possibility that interest on the Junior Subordinated Notes might be deferred could result in the Junior Subordinated Notes being treated as issued with original issue discount, unless the likelihood of a deferral is remote within the meaning of the regulations. We believe that the likelihood of interest deferral is remote and therefore that the possibility of a deferral will not result in the Junior Subordinated Notes being treated as issued with original issue discount. Accordingly, interest paid on the Junior Subordinated Notes should be taxable to a U.S. holder as ordinary interest income at the time it accrues or is received, in accordance with that U.S. holder’s method of accounting for U.S. federal income tax purposes. However, there can be no assurance that the IRS or a court will agree with this position. If the possibility of interest deferral were determined not to be remote or if interest were in fact deferred, the Junior Subordinated Notes would be treated as issued with original issue discount at the time of issuance or at the time of that deferral, as the case may be, and all stated interest (or if the possibility of interest deferral was remote, but the interest is in fact deferred, all stated interest due after that deferral) would be treated as original issue discount. In that case, a U.S. holder would be required to include that stated interest in income as it accrues using a constant yield method, regardless of that holder’s regular method of accounting and before that U.S. holder actually receives any cash payment attributable to that interest, but the U.S. holder would not separately report the actual cash payments of interest on the Junior Subordinated Notes as taxable income.

Sale, Exchange, Redemption or Retirement of the Junior Subordinated Notes

Upon the sale, exchange, redemption or retirement of a Junior Subordinated Note, a U.S. holder will generally recognize gain or loss equal to the difference between the amount realized on the sale, exchange, redemption or retirement and that U.S. holder’s adjusted tax basis in the Junior Subordinated Note. For these purposes, the amount realized does not include any amount attributable to accrued but unpaid interest, which will constitute ordinary income if not previously included in income. Assuming that there are no deferred payments of interest on the Junior Subordinated Notes and that the Junior Subordinated Notes are not deemed to be issued with original issue discount, a U.S. holder’s adjusted tax basis in the Junior Subordinated Notes generally will be its initial purchase price. If the Junior Subordinated Notes are deemed to be issued with original issue discount, a U.S. holder’s tax basis in the Junior Subordinated Notes generally will be its initial purchase price, increased by original issue discount previously includible in that U.S. holder’s gross income to the date of disposition and decreased by payments received by that U.S. holder on the Junior Subordinated Notes since and including the date that the Junior Subordinated Notes were deemed to be issued with original issue discount. Gain or loss realized on the sale, exchange, redemption or retirement of a Junior Subordinated Note will generally be capital gain or loss and will be long-term capital gain or loss if at the time of the sale, exchange, redemption or retirement the Junior Subordinated Note has been held by that U.S. holder for more than one year. A U.S. holder that is an individual is generally entitled to preferential treatment for net long-term capital gains. The ability of a U.S. holder to deduct capital losses is limited.

Backup Withholding and Information Reporting

Information reporting requirements generally apply in connection with payments on the Junior Subordinated Notes to, and proceeds from a sale or other disposition of the Junior Subordinated Notes by, non-corporate U.S. holders. A U.S. holder will be subject to backup withholding tax on interest paid on the Junior Subordinated Notes and proceeds from a sale or other disposition of the Junior Subordinated Notes if the U.S. holder fails to provide its correct taxpayer identification number to the paying agent in the manner required under U.S. federal income tax law, fails to comply with applicable backup withholding tax rules or does not otherwise establish an exemption from backup withholding. Any amounts withheld under the backup withholding rules will entitle that U.S. holder to a credit against that U.S. holder’s U.S. federal income tax liability and may entitle that U.S. holder to a refund, provided that the required information is timely and properly furnished to the IRS.

U.S. holders should consult their tax advisors regarding the application of backup withholding in their particular situation, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.

Non-U.S. Holders

Assuming that the Junior Subordinated Notes will be treated as indebtedness for U.S. federal income tax purposes, no withholding of United States federal income tax will apply to interest paid on a Junior Subordinated Note to a non-U.S. holder under the “portfolio interest exemption,” provided that:

•	the interest is not effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States;

•	the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	the non-U.S. holder is not a controlled foreign corporation that is related directly or constructively to us through stock ownership; and

•	the non-U.S. holder provides to the withholding agent, in accordance with specified procedures, a statement to the effect that that such non-U.S. holder is not a United States person (generally by providing a properly executed IRS Form W-8BEN).

If a non-U.S. holder cannot satisfy the requirements of the portfolio interest exemption described above, interest paid on the Junior Subordinated Notes (including payments in respect of original issue discount, if any, on the Junior Subordinated Notes) made to a non-U.S. holder should be subject to a 30% United States federal withholding tax, unless that non-U.S. holder provides the withholding agent with a properly executed statement (i) claiming an exemption from or reduction of withholding under an applicable United States income tax treaty or (ii) stating that the interest is not subject to withholding tax because it is effectively connected with that non-U.S. holder’s conduct of a trade or business in the United States.

If a non-U.S. holder is engaged in a trade or business in the United States (or, if an applicable United States income tax treaty applies, if the non-U.S. holder maintains a permanent establishment within the United States) and the interest is effectively connected with the conduct of that trade or business (or, if an applicable United States income tax treaty applies, attributable to that permanent establishment), that non-U.S. holder will be subject to United States federal income tax on the interest on a net income basis in the same manner as if that non-U.S. holder were a U.S. holder. In addition, a non-U.S. holder that is a foreign corporation engaged in a trade or business in the United States may be subject to a 30% (or, if an applicable United States income tax treaty applies, a lower rate as provided) branch profits tax.

Any gain realized on the disposition of a Junior Subordinated Note generally will not be subject to United States federal income tax unless:

•	that gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (or, if an applicable United States income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder within the United States); or

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

In general, backup withholding and information reporting will not apply to interest paid on a Junior Subordinated Note to a non-U.S. holder, or to proceeds from the disposition of a Junior Subordinated Note by a non-U.S. holder, in each case, if the non-U.S. holder certifies under penalties of perjury that it is a non-U.S. holder and neither we nor our paying agent has actual knowledge (or reason to know) to the contrary. Any amounts withheld under the backup withholding rules will entitle such non-U.S. holder to a credit against U.S. federal income tax liability and may entitle such non-U.S. holder to a refund, provided that the required information is timely and properly furnished to the IRS. In general, if a Junior Subordinated Note is not held through a qualified intermediary, the amount of payments made on that Junior Subordinated Note, the name and address of the beneficial owner and the amount, if any, of tax withheld may be reported to the IRS.

Non-U.S. holders should consult their tax advisors regarding the application of backup withholding in their particular situation, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.

THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER’S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE JUNIOR SUBORDINATED NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement, dated the date of this prospectus supplement (Underwriting Agreement), the underwriters named below have severally agreed to purchase, and we have agreed to sell to them, the principal amount of the Junior Subordinated Notes set forth opposite their names below:

Name	Principal Amount of Junior Subordinated Notes
Lehman Brothers Inc.	$
Morgan Stanley & Co. Incorporated
Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Wachovia Capital Markets, LLC
Barclays Capital Inc.
Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.

$

Lehman Brothers Inc., Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wachovia Capital Markets, LLC are acting as book-running managers in connection with the offering of the Junior Subordinated Notes.

The Underwriting Agreement provides that the obligation of the several underwriters to purchase and pay for the Junior Subordinated Notes is subject to, among other things, the approval of certain legal matters by their counsel and certain other conditions. The underwriters are obligated to take and pay for all of the Junior Subordinated Notes if any are taken.

The underwriters initially propose to offer part of the Junior Subordinated Notes directly to the public at the public offering prices set forth on the cover page of this prospectus supplement before deduction of an underwriting discount of         % of the principal amount of the Junior Subordinated Notes. The underwriters also initially propose to offer part of the Junior Subordinated Notes to certain dealers at a price that represents a concession not in excess of         % of the principal amount of the Junior Subordinated Notes. The underwriters may allow, and any such dealers may reallow, a concession to certain other dealers not to exceed         % of the principal amount of the Junior Subordinated Notes. After the initial offering of the Junior Subordinated Notes, the offering prices and other selling terms may from time to time be varied by the underwriters.

We estimate that the total expenses of the offering, not including the underwriting discount, will be approximately $250,000.

We have agreed to indemnify each of the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

We do not intend to apply for listing of the Junior Subordinated Notes on a national securities exchange or for quotation on any automated quotation system, but have been advised by the underwriters that they intend to make a market in the Junior Subordinated Notes. The underwriters are not obligated, however, to do so and may discontinue their market making at any time without notice. No assurance can be given as to the development, maintenance or liquidity of the trading market for the Junior Subordinated Notes.

In order to facilitate the offering of the Junior Subordinated Notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the prices of the Junior Subordinated Notes. Specifically, the underwriters may overallot in connection with the offering, creating a short position in the Junior Subordinated Notes for the underwriters. In addition, to cover overallotments or to stabilize the prices of the Junior Subordinated Notes, the underwriters may bid for, and purchase, the Junior Subordinated Notes in the open market. Finally, the underwriters may reclaim selling concessions allowed to a dealer for distributing the Junior Subordinated Notes in the offering, if they repurchase previously distributed Junior Subordinated Notes in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price for the Junior Subordinated Notes above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

The underwriters and their affiliates have, from time to time, performed, and currently perform and may in the future perform various investment or commercial banking, trust and financial advisory services for us and our affiliates in the ordinary course of business.

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, as defined below (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of Junior Subordinated Notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Junior Subordinated Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Junior Subordinated Notes to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year;

(2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Junior Subordinated Notes to the public” in relation to any Junior Subordinated Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Junior Subordinated Notes to be offered so as to enable an investor to decide to purchase or subscribe the Junior Subordinated Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the FSMA)) received by it in connection with the issue or sale of the Junior Subordinated Notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Junior Subordinated Notes in, from or otherwise involving the United Kingdom.

The Junior Subordinated Notes may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the Junior Subordinated Notes may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Junior Subordinated Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

The Junior Subordinated Notes have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any Junior Subordinated Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Junior Subordinated Notes may not be circulated or distributed, nor may the Junior Subordinated Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the SFA), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Junior Subordinated Notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the Junior Subordinated Notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

LEGAL MATTERS

Certain legal matters in connection with the offering of the Junior Subordinated Notes will be passed upon for us by McGuireWoods LLP, and for the underwriters by Troutman Sanders LLP, which also performs certain legal services for us and our other affiliates on other matters.

PROSPECTUS

DOMINION RESOURCES, INC.

120 Tredegar Street

Richmond, Virginia 23219

(804) 819-2000

Junior Subordinated Notes

From time to time, we may offer and sell our junior subordinated notes. The junior subordinated notes we may offer may be convertible into or exercisable or exchangeable for other junior subordinated notes or other securities of the Company.

We will file prospectus supplements and may provide other offering materials that furnish specific terms of the securities to be offered under this prospectus. The terms of the securities will include the initial offering price, aggregate amount of the offering, listing on any securities exchange or quotation system, investment considerations and the agents, dealers or underwriters, if any, to be used in connection with the sale of the securities. You should read this prospectus and any supplement or other offering materials carefully before you invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus is dated June 19, 2006.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (SEC) using a shelf registration process. Under this shelf process, we may, from time to time, sell any of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement or other offering materials that will contain specific information about the terms of that offering. Material United States federal income tax considerations applicable to the offered securities will also be discussed in the applicable prospectus supplement or other offering materials as necessary. The prospectus supplement or other offering materials may also add, update or change information contained in this prospectus. You should read this prospectus, any prospectus supplement or other offering materials together with additional information described under the heading WHERE YOU CAN FIND MORE INFORMATION. When we use the terms “we,” “our,” “us,” “Dominion” or the “Company” in this prospectus, we are referring to Dominion Resources, Inc. You should rely only on the information incorporated by reference or provided in this prospectus, any prospectus supplement or other offering materials. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or other offering materials is accurate as of any date other than the date on the front of those documents.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our file number with the SEC is 001-08489. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also read and copy these documents at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and information that we file later with the SEC will automatically update or supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the Exchange Act), until such time as all of the securities covered by this prospectus supplement have been sold:

•	Annual Report on Forms 10-K and 10-K/A for the year ended December 31, 2005;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2006; and

•	Current Reports on Form 8-K, filed January 13, 2006, January 26, 2006, February 15, 2006, March 3, 2006 and April 4, 2006.

You may request a copy of these filings, at no cost, by writing or telephoning us at: Corporate Secretary, Dominion Resources, Inc., 120 Tredegar Street, Richmond, Virginia 23219, Telephone (804) 819-2000.

SAFE HARBOR AND CAUTIONARY STATEMENTS

This prospectus or other offering materials may contain or incorporate by reference forward-looking statements. Examples include discussions as to our expectations, beliefs, plans, goals, objectives and future financial or other performance. These statements, by their nature, involve estimates, projections, forecasts and uncertainties that could cause actual results or outcomes to differ substantially from those expressed in the forward-looking statements. Factors that could cause actual results to differ from those in the forward-looking statements may accompany the statements themselves; generally applicable factors that could cause actual results or outcomes to differ from those expressed in the forward-looking statements will be discussed in our reports on Forms 10-K, 10-Q and 8-K incorporated by reference herein and in prospectus supplements and other offering materials.

By making forward-looking statements, we are not intending to become obligated to publicly update or revise any forward-looking statements whether as a result of new information, future events or other changes. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as at their dates.

THE COMPANY

Dominion is a fully integrated gas and electric energy holding company headquartered in Richmond, Virginia. As of March 31, 2006, we had approximately $50.5 billion in assets.

We manage our operations through four primary business lines that integrate our electric and gas services, streamline operations, and position us for long-term growth in the competitive marketplace:

Dominion Delivery—Dominion Delivery manages our local electric and gas distribution systems serving 4.0 million customer accounts and our customer service operations. Our electric distribution operations serve residential, commercial, industrial and governmental customers in Virginia and northeastern North Carolina. Gas distribution operations serve residential, commercial and industrial gas sales and transportation customers in Ohio, Pennsylvania and West Virginia. Dominion Delivery also operates our nonregulated retail energy marketing business serving approximately 1.2 million customer accounts in the Northeast, Mid-Atlantic and Midwest and manages more than 200 billion cubic feet of natural gas storage in Ohio and Pennsylvania. In March 2006, we agreed to sell our regulated gas distribution systems in Pennsylvania and West Virginia involving approximately 500,000 customer accounts. We expect to close the transaction in the first quarter of 2007.

Dominion Energy—Dominion Energy manages our approximately 7,800 miles of gas transmission pipeline, our 6,000 miles of electric transmission lines, and a 750 billion cubic foot natural gas storage network. Dominion Energy also operates our Cove Point, Maryland liquefied natural gas facility. It oversees certain natural gas production located in the Appalachian Basin and producer services, including aggregation of gas supply, market-based services related to gas transportation and storage and associated gas trading.

Dominion Exploration & Production—Dominion Exploration & Production manages our onshore and offshore oil and gas exploration and production activities. With approximately 6.3 trillion cubic feet of proved natural gas reserves and, under normal conditions, approximately 1.1 billion cubic feet equivalent of daily production, Dominion Exploration & Production is one of the nation’s largest independent oil and gas operators. We operate offshore on the outer continental shelf and deepwater areas of the Gulf of Mexico and onshore in western Canada, the Appalachian Basin, the Permian Basin, the Mid-Continent Region and other selected regions in the continental United States.

Dominion Generation—Dominion Generation manages our approximately 28,100 megawatt portfolio of electric power generation and guides our generation growth strategy and energy trading and marketing activities associated with optimization of our generation assets. The generation mix is diversified and includes coal, nuclear, gas, oil, hydro and purchased power. Our electric generation operations currently focus on serving customers in the energy intensive Northeast, Mid-Atlantic and Midwest regions of the United States. Our generation facilities are located in Connecticut, Illinois, Indiana, Massachusetts, North Carolina, Ohio, Pennsylvania, Rhode Island, Virginia, West Virginia and Wisconsin.

Principal Subsidiaries

Dominion’s principal direct, legal subsidiaries include Virginia Electric and Power Company (Dominion Virginia Power), a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy in Virginia and northeastern North Carolina, Consolidated Natural Gas Company (CNG), an oil and gas producer, and a transporter, distributor and retail marketer of natural gas serving customers in the Northeast, the Mid-Atlantic and the Midwest, Dominion Energy, Inc., which is involved in merchant electric generation, energy trading and marketing and natural gas exploration and production and Virginia Power Energy Marketing, Inc., which provides fuel and price risk management services to other Dominion affiliates and engages in energy trading activities.

Other

For additional information about us, see WHERE YOU CAN FIND MORE INFORMATION in this prospectus.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement or other offering materials, we will use the net proceeds from the sale of securities to meet a portion of the general capital requirements of the Company, including the refinancing of our outstanding debt, including our commercial paper, and for other general corporate purposes.

RATIO OF EARNINGS TO FIXED CHARGES

For purposes of this ratio, earnings are determined by adding distributed income of equity investees and fixed charges (excluding interest capitalized) to income before income taxes and minority interest after eliminating the equity in earnings or losses of equity investees. These earnings are then divided by total fixed charges. Fixed charges consist of interest charges (without reduction for Allowance for Funds Used During Construction) on long-term and short-term debt, interest capitalized, the portion of rental expense that is representative of the interest factor and preferred stock dividends of consolidated subsidiaries (grossed-up by a factor of pre-tax net income divided by net income).

The ratio of earnings to fixed charges for each of the periods indicated is as follows:

3 Months Ended March 31, 2006[1]	12 Months Ended March 31, 2006[2]
		Years Ended December 31,
		2005[3]	2004[4]	2003[5]	2002	2001[6]
3.30	2.28	2.29	2.78	2.29	2.82	1.82

[1]	Earnings for the three months ended March 31, 2006 include a $172 million charge primarily resulting from the write-off of certain regulatory assets related to the pending sale of The Peoples Natural Gas Company and Hope Gas, Inc., a $10 million charge related to expenses following Hurricanes Katrina and Rita, and $13 million of asset impairments. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the three months ended March 31, 2006.
[2]	Earnings for the twelve months ended March 31, 2006 include a $423 million charge reflecting the de-designation of hedge contracts resulting from the delay of natural gas and oil production following Hurricanes Katrina and Rita, a $172 million charge primarily resulting from the write-off of certain regulatory assets related to the pending sale of The Peoples Natural Gas Company and Hope Gas, Inc., $29 million of impairment charges related to Dominion Capital, Inc. assets, $82 million of charges related to other asset impairments, a $38 million charge related to expenses following Hurricanes Katrina and Rita, and $10 million of charges related to other items. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended March 31, 2006.
[3]	Earnings for the twelve months ended December 31, 2005 include a $423 million charge reflecting the de-designation of hedge contracts resulting from the delay of natural gas and oil production following Hurricanes Katrina and Rita, $73 million in charges resulting from the termination of certain long-term power purchase contracts, $21 million in net charges related to trading activities discontinued in 2004, including the Batesville long-term power-tolling contract divested in the second quarter of 2005, and other activities, $35 million of impairment charges related to Dominion Capital, Inc. assets, a $76 million charge related to miscellaneous asset impairments, a $28 million charge related to expenses following Hurricanes Katrina and Rita, and $5 million of charges related to other items. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2005.
[4]	Earnings for the twelve months ended December 31, 2004 include $76 million of impairment charges related to Dominion’s investment in and planned divestiture of Dominion Capital, Inc., a $23 million benefit associated with the disposition of certain assets held for sale, an $18 million benefit from the reduction of accrued expenses associated with Hurricane Isabel restoration activities, $96 million of losses related to the discontinuance of hedge accounting for certain oil hedges and subsequent changes in the fair value of those hedges during the third quarter following Hurricane Ivan, $71 million in charges resulting from the termination of certain long-term power purchase contracts, a $184 million charge related to the Batesville long-term power-tolling contract divested in the second quarter of 2005, a $10 million charge related to the sale of natural gas and oil production assets in British Columbia, and $27 million of charges related to net legal settlements and other items. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2004.
[5]	Earnings for the twelve months ended December 31, 2003 include a $134 million impairment of Dominion Capital, Inc. assets, $28 million for severance costs related to workforce reductions, an $84 million impairment of certain assets held for sale, $197 million for restoration expenses related to Hurricane Isabel, a $105 million charge related to the termination of a power purchase contract, $64 million in charges for the restructuring and termination of certain electric sales contracts, and a $144 million charge related to our investment in Dominion Telecom, Inc. including impairments, the cost of refinancings, and reallocation of equity losses. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2003.
[6]	Earnings for the twelve months ended December 31, 2001 include $220 million related to the cost of the buyout of power purchase contracts and non-utility generating plants previously serving the company under long-term contracts, a $40 million loss associated with the divestiture of Saxon Capital Inc., a $281 million write-down of Dominion Capital, Inc. assets, a $151 million charge associated with Dominion’s estimated Enron-related exposure, and a $105 million charge associated with a senior management restructuring initiative and related costs. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2001.

DESCRIPTION OF THE JUNIOR SUBORDINATED NOTES

We will issue the Junior Subordinated Notes (also referred to as the Debt Securities) in one or more series under our Junior Subordinated Indenture II dated as of June 1, 2006 between us and JPMorgan Chase Bank, N.A., as Trustee, as supplemented from time to time (Subordinated Indenture II). The Subordinated Indenture II has been filed as an exhibit to the registration statement and you should read the Subordinated Indenture II for provisions that may be important to you. In the summary below, we have included references to section numbers of the Subordinated Indenture II so that you can easily locate these provisions. Capitalized terms used in the summary have the meanings specified in the Subordinated Indenture II.

General

The Junior Subordinated Notes will be our unsecured obligations and are junior in right of payment to our Priority Indebtedness, as described under the caption “—Subordination.”

Because we are a holding company that conducts all of our operations through our subsidiaries, our ability to meet our obligations under the Debt Securities is dependent on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to us. Holders of Debt Securities will generally have a junior position to claims of creditors of our subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities, guarantee holders and any preferred stockholders.

The Subordinated Indenture II does not limit the amount of Debt Securities that we may issue under it. We may issue Debt Securities from time to time under the Subordinated Indenture II in one or more series by entering into supplemental indentures or by our Board of Directors or duly authorized officers authorizing the issuance. A form of supplemental indenture to the Subordinated Indenture II is an exhibit to the registration statement.

The Subordinated Indenture II does not protect the holders of Debt Securities if we engage in a highly leveraged transaction.

Provisions of a Particular Series

The Debt Securities of a series need not be issued at the same time, bear interest at the same rate or mature on the same date. Unless otherwise provided in the terms of a series, a series may be reopened, without notice to or consent of any holder of outstanding Debt Securities, for issuances of additional Debt Securities of that series. The prospectus supplement for a particular series of Debt Securities will specify the terms of that series, including, if applicable, some or all of the following:

•	the title and type of the Debt Securities;

•	the total principal amount of the Debt Securities;

•	the portion of the principal payable upon acceleration of maturity, if other than the entire principal;

•	the date or dates on which principal is payable or the method for determining the date or dates, and any right that we have to change the date on which principal is payable;

•	the interest rate or rates, if any, or the method for determining the rate or rates, and the date or dates from which interest will accrue;

•	any interest payment dates and the regular record date for the interest payable on each interest payment date, if any;

•	any rights that would allow us to defer or extend an interest payment date;

•	any provisions requiring payment of principal or interest in our capital stock or with proceeds from the sale of our capital stock or from any other specific source of funds;

•	any payments due if the maturity of the Debt Securities is accelerated;

•	any optional redemption terms, or any repayment terms;

•	any provisions that would obligate us to repurchase or otherwise redeem the Debt Securities, or any sinking fund provisions;

•	the currency in which payments will be made if other than U.S. dollars, and the manner of determining the equivalent of those amounts in U.S. dollars;

•	if payments may be made, at our election or at the holder’s election, in a currency other than that in which the Debt Securities are stated to be payable, then the currency in which those payments may be made, the terms and conditions of the election and the manner of determining those amounts;

•	any index or formula used for determining principal, interest or premium, if any;

•	the percentage of the principal amount at which the Debt Securities will be issued, if other than 100% of the principal amount;

•	whether the Debt Securities will be issued in fully registered certificated form or book-entry form, represented by certificates deposited with the Trustee and registered in the name of a securities depositary or its nominee (Book-Entry Debt Securities);

•	denominations, if other than $1,000 each or multiples of $1,000;

•	any changes to events of defaults or covenants; and

•	any other terms of the Debt Securities. (Sections 2.1 & 2.3 of the Subordinated Indenture II.)

The prospectus supplement will also indicate any special tax implications of the Debt Securities and any provisions granting special rights to holders when a specified event occurs.

Subordination

Each series of Junior Subordinated Notes will be subordinate and junior in right of payment, to the extent set forth in the Subordinated Indenture II, to all Priority Indebtedness as defined below. If:

•	we make a payment or distribution of any of our assets to creditors upon our dissolution, winding-up, liquidation or reorganization, whether in bankruptcy, insolvency or otherwise;

•	a default beyond any grace period has occurred and is continuing with respect to the payment of principal, interest or any other monetary amounts due and payable on any Priority Indebtedness; or

•	the maturity of any Priority Indebtedness has been accelerated because of a default on that Priority Indebtedness,

then the holders of Priority Indebtedness generally will have the right to receive payment, in the case of the first instance, of all amounts due or to become due upon that Priority Indebtedness, and, in the case of the second and third instances, of all amounts due on that Priority Indebtedness, or we will make provision for those payments, before the holders of any Junior Subordinated Notes have the right to receive any payments of principal or interest on their Junior Subordinated Notes. (Sections 14.1 & 14.9 of the Subordinated Indenture II.)

Priority Indebtedness means, with respect to any series of Junior Subordinated Notes, the principal, premium, interest and any other payment in respect of any of the following:

•	all of our current and future indebtedness for borrowed or purchase money whether or not evidenced by notes, debentures, bonds or other similar written instruments;

•	our obligations under synthetic leases, finance leases and capitalized leases;

•	our obligations for reimbursement under letters of credit, banker’s acceptances, security purchase facilities or similar facilities issued for our account;

•	any of our other indebtedness or obligations with respect to derivative contracts, including commodity contracts, interest rate, commodity and currency swap agreements, forward contracts and other similar agreements or arrangements; and

•	all indebtedness of others of the kinds described in the preceding categories which we have assumed or guaranteed.

Priority Indebtedness will not include trade accounts payable, accrued liabilities arising in the ordinary course of business or indebtedness to our subsidiaries. (Section 1.1 of the Subordinated Indenture II.)

Priority Indebtedness will be entitled to the benefits of the subordination provisions in the Subordinated Indenture II irrespective of the amendment, modification or waiver of any term of the Priority Indebtedness. We may not amend the Subordinated Indenture II to change the subordination of any outstanding Priority Indebtedness without the consent of each holder of Priority Indebtedness that the amendment would adversely affect. (Sections 10.2 & 14.7 of the Subordinated Indenture II.)

The Subordinated Indenture II does not limit the amount of Priority Indebtedness that we may issue.

Conversion or Redemption

No Debt Security will be subject to conversion, amortization or redemption, unless otherwise provided in the applicable prospectus supplement. Any provisions relating to the conversion or redemption of Debt Securities will be set forth in the applicable prospectus supplement, including whether conversion is mandatory or at our option. If no redemption date or redemption price is indicated with respect to a Debt Security, we may not redeem the Debt Security prior to its stated maturity. Debt Securities subject to redemption by us will be subject to the following terms:

•	redeemable on and after the applicable redemption dates or during the applicable redemption periods;

•	redemption dates or redemption periods and redemption prices fixed at the time of sale and set forth on the Debt Security; and

•

redeemable in whole or in part (provided that any remaining principal amount of the Debt Security will be equal to an authorized denomination) at our option at the applicable redemption price, together with interest, payable to the date of redemption, on notice given not more than 60 nor less than 20 days prior to the date of redemption. (Section 3.2 of the Subordinated Indenture II.)

We will not be required to:

•	issue, register the transfer of, or exchange any Debt Securities of a series during the period beginning 15 days before the date the Debt Securities of that series are selected for redemption; or

•	register the transfer of, or exchange any Debt Security of that series selected for redemption except the unredeemed portion of a Debt Security being partially redeemed. (Section 2.5 of the Subordinated Indenture II.)

Payment and Transfer; Paying Agent

The paying agent will pay the principal of any Debt Securities only if those Debt Securities are surrendered to it. Unless we state otherwise in the applicable prospectus supplement, the paying agent will pay principal, interest and premium, if any, on Debt Securities, subject to such surrender, where applicable, at its office or, at our option:

•	by wire transfer to an account at a banking institution in the United States that is designated in writing to the Trustee prior to the deadline set forth in the applicable prospectus supplement by the person entitled to that payment (which in the case of Book-Entry Debt Securities is the securities depositary or its nominee); or

•	by check mailed to the address of the person entitled to that interest as that address appears in the security register for those Debt Securities. (Section 4.1 of the Subordinated Indenture II.)

Neither we nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Book-Entry Debt Security, or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests. We expect that the securities depositary, upon receipt of any payment of principal, interest or premium, if any, in a Book-Entry Debt Security, will credit immediately the accounts of the related participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interest in the Book-Entry Debt Security as shown on the records of the securities depositary. We also expect that payments by participants to owners of beneficial interests in a Book-Entry Debt Security will be governed by standing customer instructions and customary practices, and will be the responsibility of the participants.

Unless we state otherwise in the applicable prospectus supplement, the Trustee will act as paying agent for the Debt Securities, and the principal corporate trust office of the Trustee will be the office through which the paying agent acts. We may, however, change or add paying agents or approve a change in the office through which a paying agent acts. (Section 4.4 of the Subordinated Indenture II.)

Any money that we have paid to a paying agent for principal or interest on any Debt Securities which remains unclaimed at the end of two years after that principal or interest has become due will be repaid to us at our request. After any repayment, holders should look only to us for those payments. (Section 12.4 of the Subordinated Indenture II.)

Fully registered securities may be transferred or exchanged at the corporate trust office of the Trustee or at any other office or agency we maintain for those purposes, without the payment of any service charge except for any tax or governmental charge. (Section 2.5 of the Subordinated Indenture II.)

Global Securities

We may issue some or all of the Debt Securities as Book-Entry Debt Securities. Book-Entry Debt Securities will be represented by one or more fully registered global certificates. Book-Entry Debt Securities of like tenor and terms up to $500,000,000 aggregate principal amount may be represented by a single global certificate. Each global certificate will be registered with the securities depositary or its nominee and deposited with the securities depositary or its custodian. Unless it is exchanged in whole or in part for Debt Securities in definitive form, a global certificate may generally be transferred only as a whole unless it is being transferred to certain nominees of the depositary. (Section 2.5 of the Subordinated Indenture II.)

Unless otherwise stated in any prospectus supplement, The Depository Trust Company will act as the securities depositary. Beneficial interests in global certificates will be shown on, and transfers of global certificates will be effected only through, records maintained by the securities depositary and its participants. If there are any additional or differing terms of the depositary arrangement with respect to the Book-Entry Debt Securities, we will describe them in the applicable prospectus supplement or other offering materials.

Holders of beneficial interests in Book-Entry Debt Securities represented by a global certificate are referred to as beneficial owners. Beneficial owners will be limited to institutions having accounts with the securities depositary or its nominee, which are called participants in this discussion, and to persons that hold beneficial interests through participants. When a global certificate representing Book-Entry Debt Securities is issued, the securities depositary will credit on its book-entry, registration and transfer system the principal amounts of Book-Entry Debt Securities the global certificate represents to the accounts of its participants. Ownership of beneficial interests in a global certificate will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by:

•	the securities depositary, with respect to participants’ interests; and

•	any participant, with respect to interests the participant holds on behalf of other persons.

As long as the securities depositary or its nominee is the registered holder of a global certificate representing Book-Entry Debt Securities, that person will be considered the sole owner and holder of the global certificate and the Book-Entry Debt Securities it represents for all purposes. Except in limited circumstances, beneficial owners:

•	may not have the global certificate or any Book-Entry Debt Securities it represents registered in their names;

•	may not receive or be entitled to receive physical delivery of certificated Book-Entry Debt Securities in exchange for the global certificate; and

•	will not be considered the owners or holders of the global certificate or any Book-Entry Debt Securities it represents for any purposes under the Debt Securities or the Subordinated Indenture II. (Section 2.2 of the Subordinated Indenture II.)

We will make all payments of principal, interest and premium, if any, on a Book-Entry Debt Security to the securities depositary or its nominee as the holder of the global certificate. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global certificate.

Payments participants make to beneficial owners holding interests through those participants will be the responsibility of those participants. The securities depositary may from time to time adopt various policies and procedures governing payments, transfers, exchanges and other matters relating to beneficial interests in a global certificate. None of the following will have any responsibility or liability for any aspect of the securities depositary’s or any participant’s records relating to beneficial interests in a global certificate representing Book-Entry Debt Securities, for payments made on account of those beneficial interests or for maintaining, supervising or reviewing any records relating to those beneficial interests:

•	the Company;

•	the Trustee; or

•	any agent of any of the above.

Covenants

Under the Subordinated Indenture II we will:

•	pay the principal, interest and premium, if any, on the Debt Securities when due;

•	maintain a place of payment;

•	deliver an officer’s certificate to the Trustee at the end of each fiscal year confirming our compliance with our obligations under the Subordinated Indenture II; and

•	deposit sufficient funds with any paying agent on or before the due date for any principal, interest or premium, if any. (Sections 4.1, 4.2, 4.4 & 4.6 of the Subordinated Indenture II.)

Consolidation, Merger or Sale

The Subordinated Indenture II provides that we may consolidate or merge with or into, or sell all or substantially all of our properties and assets to, another corporation or other entity, provided that any successor assumes our obligations under the Subordinated Indenture II and the Debt Securities issued under the Subordinated Indenture II. We must also deliver an opinion of counsel to the Trustee affirming our compliance with all conditions in the Subordinated Indenture II relating to the transaction. When the conditions are satisfied, the successor will succeed to and be substituted for us and, in the case of a sale of all or substantially all our assets, we will be relieved of our obligations under the Subordinated Indenture II. (Sections 11.1, 11.2 & 11.3 of the Subordinated Indenture II.)

Events of Default

Event of Default when used in the Subordinated Indenture II, will mean any of the following:

•	failure to pay the principal or any premium on any Debt Security when due;

•	failure to pay any interest on any Debt Securities of that series, when due, that continues for 30 days;

•	failure to perform any other covenant in the Subordinated Indenture II (other than a covenant expressly included solely for the benefit of other series) that continues for 90 days after the Trustee or the holders of at least 25% of the outstanding Debt Securities of that series give written notice of the default;

•	certain events of bankruptcy, insolvency or reorganization of the Company; or

•	any other Event of Default included in the Subordinated Indenture II or any supplemental indenture. (Section 6.1 of the Subordinated Indenture II.)

In the case of a general covenant default described above, the Trustee may extend the grace period. In addition, if holders of a particular series have given a notice of default, then holders of at least the same percentage of Debt Securities of that series, together with the Trustee, may also extend the grace period. The grace period will be automatically extended if we have initiated and are diligently pursuing corrective action.

An Event of Default for a particular series of Debt Securities does not necessarily constitute an Event of Default for any other series of Debt Securities issued under the Subordinated Indenture II. Additional events of default may be established for a particular series and, if established, will be described in the applicable prospectus supplement.

If an Event of Default for any series of Debt Securities occurs and continues, the Trustee or the holders of at least 25% in aggregate principal amount of the Debt Securities of the series may declare the entire principal of all the Debt Securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the Debt Securities of that series can void the declaration. (Section 6.1 of the Subordinated Indenture II.)

The Trustee may withhold notice to the holders of Debt Securities of any default (except in the payment of principal or interest) if it considers the withholding of notice to be in the best interests of the holders. Other than its duties in case of a default, a Trustee is not obligated to exercise any of its rights or powers under the Subordinated Indenture II at the request, order or direction of any holders, unless the holders offer the Trustee reasonable indemnity. If they provide this reasonable indemnification, except as limited by the Subordinated Indenture II, the holders of a majority in principal amount of any series of Debt Securities may direct the time, method and place of conducting any proceeding or any remedy available to the Trustee, or exercising any power conferred upon the Trustee, for any series of Debt Securities. (Sections 6.6, 6.7, 7.1 & 7.2 of the Subordinated Indenture II.)

The holder of any Debt Security will have an absolute and unconditional right to receive payment of the principal, any premium and, within certain limitations, any interest on that Debt Security on its maturity date or redemption date and to enforce those payments. (Section 14.2 of the Subordinated Indenture II.)

Satisfaction; Discharge

We may discharge all our obligations (except those described below) to holders of the Debt Securities issued under the Subordinated Indenture II, which Debt

Securities have not already been delivered to the Trustee for cancellation and which either have become due and payable or are by their terms due and payable within one year, or are to be called for redemption within one year, by depositing with the Trustee an amount certified to be sufficient to pay when due the principal, interest and premium, if any, on all outstanding Debt Securities. However, certain of our obligations under the Subordinated Indenture II will survive, including with respect to the following:

•	remaining rights to register the transfer, conversion, substitution or exchange of Debt Securities of the applicable series;

•	rights of holders to receive payments of principal of, and any interest on, the Debt Securities of the applicable series, and other rights, duties and obligations of the holders of Debt Securities with respect to any amounts deposited with the Trustee; and

•	the rights, obligations and immunities of the Trustee under the Subordinated Indenture II. (Section 12.1 of the Subordinated Indenture II.)

Under federal income tax law, a discharge may be treated as an exchange of the related Debt Securities. Each holder might be required to recognize gain or loss equal to the difference between the holder’s cost or other tax basis for the Debt Securities and the value of the holder’s interest in the amounts on deposit with the Trustee. Holders might be required to include as income a different amount than would be includable without the discharge. We urge prospective investors to consult their own tax advisers as to the consequences of a discharge, including the applicability and effect of tax laws other than the federal income tax law.

Defeasance

We will be discharged from our obligations on the Debt Securities of any series at any time if we deposit with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the Debt Securities of the series. If this happens, the holders of the Debt Securities of the series will not be entitled to the benefits of the Subordinated Indenture II except for registration of transfer and exchange of Debt Securities and replacement of lost, stolen or mutilated Debt Securities. (Section 12.5 of the Subordinated Indenture II.)

Under federal income tax law as of the date of this prospectus, a discharge may be treated as an exchange of the related Debt Securities. Each holder might be required to recognize gain or loss equal to the difference between the holder’s cost or other tax basis for the Debt Securities and the value of the holder’s interest in the defeasance trust. Holders might be required to include as income a different amount than would be includable without the discharge. We urge prospective investors to consult their own tax advisers as to the consequences of a discharge, including the applicability and effect of tax laws other than the federal income tax law.

Modification of Subordinated Indenture II; Waiver

Under the Subordinated Indenture II our rights and obligations and the rights of the holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent. (Section 10.2 of the Subordinated Indenture II.) In addition, we may supplement the Subordinated Indenture II to create new series of Debt Securities and for certain other purposes, without the consent of any holders of Debt Securities. (Section 10.1 of the Subordinated Indenture II.)

The holders of a majority of the outstanding Debt Securities of all series under the Subordinated Indenture II with respect to which a default has occurred and is continuing may waive a default for all those series, except a default in the payment of principal or interest, or any premium, on any Debt Securities or a default with respect to a covenant or provision which cannot be amended or modified without the consent of the holder of each outstanding Debt Security of the series affected. (Section 6.6 of the Subordinated Indenture II.)

In addition, under certain circumstances, the holders of a majority of the outstanding Debt Securities of any series may waive in advance, for that series, our compliance with certain restrictive provisions of the Subordinated Indenture II under which those Debt Securities were issued. (Section 4.7 of the Subordinated Indenture II.)

Concerning the Trustee

JPMorgan Chase Bank, N.A. is the Trustee under the Subordinated Indenture II. We and certain of our affiliates maintain deposit accounts and banking relationships with JPMorgan Chase Bank, N.A. JPMorgan Chase Bank, N.A. also serves as trustee under other indentures pursuant to which securities of ours and of certain of our affiliates are outstanding. Affiliates of JPMorgan Chase Bank, N.A. have purchased, and are likely to purchase in the future, our securities and securities of our affiliates.

The Trustee will perform only those duties that are specifically described in the Subordinated Indenture II unless an event of default under the Subordinated Indenture II occurs and is continuing. The Trustee is under no obligation to exercise any of its powers under the Subordinated Indenture II at the request of any holder of Debt Securities unless that holder offers reasonable indemnity to the Trustee against the costs, expenses and liabilities which it might incur as a result and there is no other limit on the Trustee’s exercise of its powers under the Subordinated Indenture II. (Section 7.1 of the Subordinated Indenture II.)

The Trustee administers its corporate trust business at 4 New York Plaza, New York, New York 10004 (Attention: Worldwide Securities Services).

LEGAL MATTERS

McGuireWoods LLP, counsel to the Company, will issue an opinion about the legality of the offered securities for us. As of June 1, 2006, partners of McGuireWoods LLP owned less than one percent of our common stock. Underwriters, dealers or agents, if any, who we will identify in a prospectus supplement or other offering materials, may have their counsel pass upon certain legal matters in connection with the securities offered by this prospectus.

EXPERTS

The consolidated financial statements, incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2005, and the related financial statement schedule and management’s report on the effectiveness of internal control over financial reporting, both incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, which reports (1) express an unqualified opinion on the consolidated financial statements and financial statement schedule and which report on the consolidated financial statements includes an explanatory paragraph as to changes in accounting principles in 2005 for conditional asset retirement obligations and in 2003 for asset retirement obligations, contracts involved in energy trading, derivative contracts not held for trading purposes, derivative contracts with a price adjustment feature and the consolidation of variable interest entities, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.